

2022 ANNUAL REPORT



Superior Drilling Products, Inc. (NYSE American: SDPI) is an innovative, cutting-edge drilling tool technology company providing cost saving solutions that drive production efficiencies for the oil and natural gas drilling industry. We design, manufacture, repair and sell drilling tools.

Our drilling solutions include the patented Drill-N-Ream® well bore conditioning tool and the patented Strider™ oscillation system technology. In addition, we are a manufacturer and refurbisher of PDC (polycrystalline diamond compact) drill bits. We operate a state-of-the-art drill tool fabrication facility, where we manufacture our solutions for the drilling industry, as well as customers' custom products.

Our strategy for growth is to leverage our expertise in drill tool technology and innovative, precision machining in order to broaden our product offerings and solutions for the oil and gas industry.

Selected Financial Data

(in thousands, except per share data)	Year Ended December 31,		
	2022	2021	2020
North America revenue	$ 16,917	$ 11,620	$ 8,591
International revenue	2,180	1,716	1,880
Total revenue	$ 19,097	$ 13,336	$ 10,471
Cost of revenue	8,331	5,619	5,106
Selling, general and administrative	7,326	6,201	6,371
Depreciation and amortization	1,504	2,103	2,816
Operating income (loss)	1,936	(587)	(3,823)
Net income (loss)	$ 1,065	$ (530)	$ (3,430)
Weighted average income (loss) per share - diluted	$ 0.04	$ (0.02)	$ (0.13)
Weighted average shares outstanding - diluted	28,675	26,392	25,515
Cash	$ 2,158	$ 2,822	$ 1,961
Accounts receivable	3,241	2,872	1,346
Total assets	17,600	14,612	13,040
Total debt	1,655	2,452	2,848
Total liabilities	9,514	8,464	8,816
Total stockholders' equity	$ 8,087	$ 6,148	$ 4,224

A LETTER FROM THE CHAIRMAN AND CEO

Dear Shareholders,

2022 was an excellent year that demonstrated our team's ability to execute exceptionally well, as we met increasing demand for our tools and services. We delivered revenue growth of 43% to $19.1 million, expanded our margins, and measurably improved the bottom line with net income of nearly $1.1 million, our highest level since becoming a public company. We have been building our team, both domestically and internationally, and have been making important infrastructure investments to not only capture current demand, but to set the stage for our next level of expected growth, particularly within the Middle East where we believe that we are building a favorable reputation.

STRONG DOMESTIC AND INTERNATIONAL DEMAND FOR OUR PRODUCTS AND SERVICES

For the year, North America revenue grew 46% from increased Drill-N-Ream® (DNR) wellbore conditioning tool revenue and strong growth in contract services given the continued expansion of the volume and products we refurbish and manufacture for our long-time legacy customer. And we have benefited from an increasing rig count when looking at our results on a year-over-year basis.

International revenue increased 27%, which reflected improved market conditions and our strengthened technical sales and marketing team that continues to make further inroads by opening doors and driving greater awareness of the DNR value proposition. Our international sales mix increased to approximately 14% of total revenue during the fourth quarter, after hovering around 10% over the last year or so. We continue to be encouraged by the many opportunities in the Middle East region and expect that mix change to continue to trend upwards.

ENHANCING OUR EARNINGS AND CASH GENERATING POTENTIAL WHILE INVESTING IN GROWTH

We have continued to invest in people to address demand while still fighting inflationary headwinds for payroll, raw materials, and other costs. Importantly, though, we have effectively leveraged those expenses with higher sales volume, which led to markedly improved operating and EBITDA margins, and ultimately strong bottom-line results.

- *Delivered annual operating income of $1.9 million, or 10.1% of sales, compared with an operating loss in 2021*
- *Achieved net income of $1.1 million, or $0.04 per diluted share in 2022*
- *Adjusted EBITDA[1] margin expanded 500 basis points to 24.7% for the full year*
- *Cash generated from operations for the year was $3.5 million, a significant improvement from the $526 thousand generated last year*

We put our strong cash generation to use in making capital investments to expand capacity to accommodate our increased work and in support of anticipated demand growth. This included new machining centers, customized equipment that was designed and fabricated in-house, expansion of our DNR rental fleet in the Middle East and improved processes, training and hiring. We also enhanced our sales and marketing team and set the stage to open our international service and technology center in Dubai in 2023.

Our cash generation also supported our efforts to strengthen our balance sheet by reducing total debt by 33% this past year, which included paying off our Hard Rock note, and ending the year with $2.2 million in cash and $8.1 million in shareholders' equity.

ROBUST OPPORTUNITIES AHEAD

We believe that our many accomplishments this past year have positioned us well as we look to the growth potential available to SDP in 2023 and beyond. We have significant opportunity for the DNR internationally and plan to leverage the new service and technology center, and the success which our unique wellbore conditioning tool has been having in the Middle East market. We believe the new facility will open a number of opportunities in that region to replicate what we have done in North America. This includes greater local awareness for talent, rapid response to opportunities, and lower transportation costs given the localized inventory and refurbishment services.

On the domestic front, we still see a lot of potential as a regularly growing number of operators in North America are realizing the value of our DNR wellbore conditioning tool and as our channel partner further penetrates the market. Our contract services business has been very strong as we continue to successfully meet our long-time legacy customers' growth in demand. Equally exciting, given our completed domestic facility enhancements and expansion, is that we are poised to capture new contract service opportunities as larger oil field service companies look to outsource manufacturing and repair.

We are confident about our future and hope you share in our excitement. Thank you for your ongoing confidence.

Sincerely,



G. Troy Meier
Chairman and CEO
June 30, 2023

	Year Ended December 31, 2022	
GAAP net income	$	**1,065,157**
Add back:		
Depreciation and amortization		1,503,976
Interest expense, net		545,949
Share-based compensation		873,737
Net non-cash compensation		352,800
Income tax expense		194,969
Impairment of asset		183,452
Non-GAAP adjusted EBITDA[1]	$	**4,720,040**
GAAP Revenue	$	19,097,687
Non-GAAP Adjusted EBITDA Margin		*24.7%*

[1] *Adjusted EBITDA represents net income adjusted for income taxes, interest, depreciation and amortization and other items as noted in the reconciliation table. The Company believes Adjusted EBITDA is an important supplemental measure of operating performance and uses it to assess performance and inform operating decisions. However, Adjusted EBITDA is not a GAAP financial measure. The Company's calculation of Adjusted EBITDA should not be used as a substitute for GAAP measures of performance, including net cash provided by operations, operating income and net income. The Company's method of calculating Adjusted EBITDA may vary substantially from the methods used by other companies and investors are cautioned not to rely unduly on it.*



SEC FORM 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission File Number 001-36453

SUPERIOR DRILLING PRODUCTS, INC.
(Name of registrant as specified in its charter)

Utah	**46-4341605**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1583 South 1700 East **Vernal, Utah**	**84078**
(Address of Principal Executive Offices)	(Zip Code)

Issuer's Telephone Number: **(435) 789-0594**

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.001 par value	SDPI	NYSE American

Securities Registered Pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed a report on and attestation of the effectiveness of its internal control over financial reporting under Section 404(b) of Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $10,948,000 based on the closing market price of $0.99 per share. Shares of common stock held by executive officers and directors of the registrant are not included in the computation. The registrant, solely for the purpose of this required presentation, has deemed its executive officers and directors to be affiliates.

The registrant had issued and outstanding 29,245,080 shares of its common stock on March 15, 2023.

Documents incorporated by reference: NONE.

SUPERIOR DRILLING PRODUCTS, INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022

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Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements contained in all parts of this document that are not historical facts are forward-looking statements that involve risks and uncertainties that are beyond the control of Superior Drilling Products, Inc. (the "Company" or "SDPI"). You can identify the Company's forward-looking statements by the words "anticipate," "estimate," "expect," "may," "project," "believe" and similar expressions, or by the Company's discussion of strategies or trends. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurances can be given that these expectations will prove to be correct. The forward-looking statements contained in or incorporated by reference into this Form 10-K are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control, including:

- the continued impact of COVID-19 on domestic and global economic conditions and the future impact of such conditions on the oil and gas industry and the demand for our services;
- the volatility of oil and natural gas prices;
- the cyclical nature of the oil and gas industry;
- availability of financing and access to capital markets;
- our reliance on significant customers;
- consolidation within our customers' industries;
- competitive products and pricing pressures;
- our ability to develop and commercialize new and/or innovative drilling and completion tool technologies;
- fluctuations in our operating results;
- our dependence on key personnel;
- costs and availability of raw materials;
- our dependence on third party suppliers;
- unforeseen risks in our manufacturing processes;
- the need for skilled workers;
- our ability to successfully manage our growth strategy;
- unanticipated risks associated with, and our ability to integrate, acquisitions;
- current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries, specifically the Middle East region and Eastern Europe;
- the potential impact of the coronavirus, variants of the coronavirus or other major health crises on our business and results of operations, including the impact to our supply chain;
- terrorist threats or acts, war and civil disturbances;
- our ability to protect our intellectual property;
- impact of environmental matters, including future environmental regulations;
- implementing and complying with safety policies;
- breaches of security in our information systems and other cybersecurity risks;
- related party transactions with our founders; and
- risks associated with our common stock.

Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us. The events in Russia and surrounding areas may result in political instability and may add a potential risk.

In addition, management's assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this Annual Report on Form 10-K are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in "Item 1A. Risk Factors" included elsewhere in this prospectus and in the documents that we include as exhibits to this Annual Report, and our subsequent SEC filings. All forward-looking statements speak only as of the date they are made. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

ITEM 1. BUSINESS

Our Company

Superior Drilling Products, Inc. (the "Company", "SDPI", "we", "our" or "us") is an innovative drilling and completion tool technology company providing cost saving solutions that drive production efficiencies for the oil and natural gas drilling industry. Our headquarters and manufacturing operations are located in Vernal, Utah. Our drilling solutions include the patented Drill-N-Ream® well bore conditioning tool ("Drill-N-Ream tool" or "DNR") and the patented Strider™ Drill String Oscillation System technology ("Strider technology" or "Strider"). In addition, the Company is a manufacturer and refurbisher of PDC (polycrystalline diamond compact) drill bits. We operate a state-of-the-art fabrication facility where we manufacture solutions for the drilling industry, as well as various customers' custom products in other industries. We are also developing a Middle East repair center.

Our history dates back to 1995 when we were founded by Troy and Annette Meier as a drill bit refurbishment company. Our co-founder, Troy Meier, developed the first commercially-viable process for refurbishing PDC drill bits after a successful 13-year career with a predecessor of Baker Hughes Inc. He was also co-inventor of the patented Drill-N-Ream® tool. We were incorporated on December 10, 2013 under the name SD Company, Inc. in order to facilitate (a) the reorganization of the entities that are now our consolidated subsidiaries and (b) the subsequent acquisition of Hard Rock Solutions, LLC ("HR"). We changed our name from SD Company Inc. to Superior Drilling Products, Inc. on May 22, 2014 in conjunction with closing of that reorganization and our initial public offering, which occurred on May 23, 2014 ("Offering" or "IPO"). Our corporate headquarters and manufacturing operations are located in Vernal, Utah. Our common stock trades on the NYSE American exchange under the ticker symbol "SDPI".

Our subsidiaries include (a) Superior Drilling Solutions, LLC (previously known as Superior Drilling Products, LLC), a Utah limited liability company ("SDS"), together with its wholly owned subsidiary Superior Design and Fabrication, LLC, a Utah limited liability company ("SDF"), (b) Extreme Technologies, LLC, a Utah limited liability company ("ET"), (c) Meier Properties Series, LLC, a Utah limited liability company ("MPS"), (d) Meier Leasing, LLC, a Utah limited liability company ("ML"), and (e) HR.

Global Market Conditions

The oil and gas industry has been in a rapid recovery the last two years following the significant fall off of activity with the global pandemic in March 2020.Activity in the oil field is typically measured by rig counts. Total U.S. rig count as reported by Baker Hughes as of March 3, 2023 was 749 rigs, an increase of 99 rigs from the rig count as of December 31, 2021.

The Middle East market began to improve during 2022 after a slow rebound from the COVID-19 impact. Total rig count in that region as of February 28, 2023 was 327 compared with 282 at the same time last year.

Background of Business

We innovate, design, engineer, manufacture, sell, and repair drilling and completion tools in the United States, Canada, and the Middle East.

We currently have three basic operations:

- Our PDC drill bit and other tool refurbishing and manufacturing service,

- Our emerging technologies business that manufactures the Drill-N-Ream tool, our innovative drill string enhancement tool, the Strider technology and other tools, and

- Our new product development business that conducts our research and development, and designs our horizontal drill string enhancement tools, other down-hole drilling technologies, and drilling tool manufacturing technologies.

Our strategy for growth is to expand the global market penetration of our current drilling tool solutions and to leverage our expertise in drilling tool technologies and precision machining in order to broaden our product offerings and solutions for the oil and gas industry, as well as other industries that require precision machining and quality. We believe through our patented technologies, as well as technologies under development, that we can offer the oil and gas industry the solutions it demands to improve drilling efficiencies and reduce production costs.

Major Customers

The Company has Vendor Agreements with Baker Hughes Oilfield Operations LLC ("Baker Hughes"), Drilling Tools International ("DTI"), Weatherford U.S., L.P. ("Weatherford"), Odfjell Drilling, National Energy Services Reunited Corp. ("NESR") and Schlumberger Oman & Co. LLC ("Schlumberger").

Baker Hughes: We have manufactured and refurbished PDC drill bits exclusively for Baker Hughes's oilfield operations in the Rocky Mountain, California and Alaska regions as well as other areas as needed for since 1996. In 2018, we re-negotiated our agreement with Baker Hughes whereby we now refurbish PDC bits for all of Baker Hughes's U.S. geographic areas. In 2020, we further re-negotiated our agreement whereby we can now refurbish PDC bits for any PDC bit supplier. We are currently in the process of renewing our contract.

DTI: We have been working with DTI since 2016. DTI purchases our Drill-N-Ream tool for their rental tool business. We receive revenue from DTI for tool sales, tool repairs and a royalty fee based on the tools usage. Pursuant to our original agreement, DTI was required to achieve certain market share requirements in order to maintain exclusive marketing rights for the Drill-N-Ream in the U.S. and Canada, both onshore and offshore. DTI did not achieve the defined market share goals in 2017 and, therefore, no longer has exclusive rights to market the Drill-N-Ream. As a result, the Company can work with other customers to expand the market reach of the Drill-N-Ream in the U.S. and Canada.

International: We are working with Weatherford, Odfjell Drilling, NESR, and Schlumberger to introduce and gain exposure of our Drill-N-Ream tool to large Middle East operators in Kuwait and Oman.

Our Products

Drill-N-Ream Tool. The Drill-N-Ream tool is a dual-section wellbore conditioning tool which is located approximately 150 feet behind the bottom hole assembly, also known as BHA. Concurrently as the well bore is being drilled, the Drill-N-Ream tool conditions the well bore. It smooths and slightly enlarges the well drift in all sections of horizontal or directionally-drilled wells, in both oil and water-based mud. It reduces tortuosity resulting from the geo-steering drill bit, and the overcorrections and formation interactions that occur during directional drilling. With the well bore conditioned by the Drill-N-Ream, the drill string is then able to move through the conditioned well bore with less friction and stress.

The Drill-N-Ream tool accelerates drilling speed and extends the horizontal distance of the well bore by:

- Smoothing out ledges and doglegs left by the bit, which allows the drill string to move through a conditioned well bore with less friction and stress,
- Reducing tool joint damages and trip time (i.e. the time required to remove and reinsert the drill string),
- Enhancing the power available to drive the drill bit assembly,
- Extending the horizontal distance that can be drilled during a run,
- Improving the running of casing in the completed well much easier, and
- Tripping out of the hole on elevators, rotation not required.

The number of "trips" required by the operator, or the number of times the drill string has to be removed and reinserted in the wellbore, is reduced as a result of the performance of the Drill-N-Ream tool. Each time a drilling operator has to trip the drill string and replace a bit or other drill string component, it costs the operator substantial time and money, so we believe anything that allows each run to extend further without additional tripping is of great value to our customers. Traditional methods for conditioning the well bore entails removing the drill string and running a dedicated reamer through the well bore, typically in two separate runs. The Drill-N-Ream tool eliminates the need for dedicated reamer runs, and therefore reduces the cost of drilling a horizontal well.

The Drill-N-Ream tool is available in multiple sizes and can be custom manufactured to accommodate most drill hole sizes.

We believe that the Drill-N-Ream tool's rapid adoption and continued use by operators validates its effectiveness and industry acceptance. In fact, leading operators have begun to standardize their drilling assembly with a Drill-N-Ream tool. In addition, we understand that a number of end users have rented the Drill-N-Ream tool after first trying competitive products. We expect the above factors to support increasing interest in, and revenue from, the Drill-N-Ream tool over the next several years as more well operators' reports of its effectiveness are transmitted through word-of-mouth by an increasing user base to other well operators globally.

Strider Technology. The Strider technology utilizes its unique patented design to reduce drill string friction on horizontal wells, resulting in improved rates of penetration and cost savings. The Strider technology is designed to help dissipate the inertial drag of a horizontal drill string by generating rhythmic pulses that break the frictional connection between the drill strings and well bore greatly enhancing drilling rates. Its revolutionary engineering provides a cost-effective alternative to conventional downhole vibration tools.

The Strider technology is composed of two main parts, a hydraulic channeling chamber ("HCC") and a rhythmic pulsation chamber ("RPC"). The RPC contains a precisely engineered, high speed pulse-valve that systematically restricts flow area. During flow restriction, or "closure", the ideal amount of fluid is allowed to continue down hole. This perfectly controlled hydraulic flow produces an optimal pulse frequency, which is preferred for bottom hole assembly equipment. The optimal pulse frequency also allows for placement of the Strider technology closer to the bit than typical oscillation tools.

We believe that our Strider technology is at the forefront of drill string tool technological development for horizontal drilling. We also believe our Strider technology offers significant advantages over our competitors' drill string stimulation tools.

V-Stream advanced conditioning system ("V-Stream"). The V-Stream tool is an integral spiral blade stabilizer and is engineered to combine stabilization with reaming. A cavity or plenum in the middle of the blades facilitates enhanced fluid flow for cuttings transport and reduces torque when compared with typical stabilizers with similar overall blade length. Non-active cutters at gauge enable the V-Stream to remove formation and condition the hole while controlling deviation. With these unique features, the V-Stream will stabilize the bottom hole assembly and condition the hole simultaneously to optimize the drilling operations.

Our Strategy for Growth

Our strategy for growth is to expand the global market penetration of our current drilling tool solutions and to leverage our expertise in drilling tool technologies and precision machining in order to broaden our product offerings and solutions for the oil and gas industry, as well as other industries that require precision machining and quality. We believe through our patented technologies, as well as technologies under development, that we can offer the oil and gas industry the solutions it demands to improve drilling efficiencies and reduce production costs. Specific examples of this strategy include:

Leverage highly advanced tool technologies. We currently have two highly differentiated advanced drilling tool technologies (the Drill-N-Ream tool and the Strider technology) that address challenges encountered in the oil and gas drilling marketplace.

Expand our channels to market and geographic reach. We are leveraging existing distribution channels in the exploration and production industry. We have entered into an agreement with DTI, establishing DTI as a distributor of our patented Drill-N-Ream tool in the United States and Canada onshore and offshore markets. As a result of this agreement, our technology has penetrated the market more efficiently by leveraging DTI's long-term relationships with end users. We are also evaluating opportunities to further our reach into the North American market.

We are expanding our channels to market and our geographic presence, especially in the Middle East as evidenced by agreements that we entered into with Weatherford in December 2017, Odfjell Drilling in November 2018, NESR in 2019 and Schlumberger in 2021. We expect to add additional distributors as we expand our tool offering and geographic reach. We also expect to leverage our distributor and customer relationships to identify needs for new tool development and to use these channels to market a broadened product offering as it is developed.

Strengthen and support our employees. Our experienced employees and management team are some of our most valuable resources. Attracting, training, and retaining key personnel, has been and will continue to be critical to our success. To achieve our goals, we intend to remain focused on providing our employees with training, personal and professional growth opportunities, as well as adding performance-based incentives, including opportunities for stock ownership, and other competitive benefits. We are also working with the local university and high school to develop and teach local programs in machining and engineering expertise and technical resources.

Seek strategic acquisitions to enhance or expand our product lines. While our focus is on organic growth, we may identify new technologies to add to our arsenal of tools for the exploration and production industry. In analyzing new acquisitions, we intend to pursue opportunities that complement our existing product line and/or that are geographically situated within our current market. We believe that strategic acquisitions will enable us to exploit economies of scale in the areas of finance, human resources, marketing, administration, information technology, and legal, while also providing cross-marketing opportunities among our drill tool product offerings.

New Product Development and Intellectual Property

Our sales and earnings are influenced by our ability to successfully provide the high-level service and state-of-the-art products that our customers demand, which in turn relies on our ability to develop new processes, technology, and products. We have also historically dedicated additional resources toward the development of new technology and equipment to enhance the effectiveness, safety, and efficiency of the products and services we provide. We expect that with our extensive knowledge and experience in the oilfield industry, we can identify additional challenges with directional drilling, and then design and develop tools that will help our customers with their drilling challenges. Further development of additional drill string components will become increasingly important to our business as we continue to grow through both organic expansion and strategic acquisitions.

Research and development costs were approximately $436,000 for the year ended December 31, 2022, compared with $487,000 for the year ended December 31, 2021. Costs included in research and development include payroll for engineers, materials for the Strider technology, and third-party engineering costs. Research and development costs represented less than approximately 2% and 4% of our revenue for the years ended December 31, 2022 and 2021, respectively. Legal costs relating to our patents are not included in research and development costs.

Although we highly value our proprietary products and technology, we also depend on our technological capabilities, customer service-oriented culture, and application of our know-how to distinguish ourselves from our competitors. We also consider the services and products we provide to our customers, our customer relationships, and the technical knowledge and skill of our personnel, to be more important than our registered intellectual property in our ability to compete. While we stress the importance of our research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new and updated products are such that we cannot assure investors that we will realize any particular amount of future revenue from the services and related products resulting from our research and development programs.

Suppliers and Raw Materials

We acquire supplies, component parts, products and raw materials from suppliers, including steel suppliers, foundries, forge shops and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, industrial diamond, steel and other commodity prices, tariffs and duties on imported materials and foreign currency exchange rates. Certain of our component parts, products or specific raw materials are only available from a limited number of suppliers. Costs have increased from impacts of inflation and supply chain restraints.

Our ability to obtain suitable quality raw materials and components, such as PDC's, steel and flux, solder and heating elements, is critical to our ability to remanufacture Baker Hughes drill bits, and to manufacture the Drill-N-Ream tool and Strider technology tools and other future drilling products. In order to purchase raw materials and components in timely and cost-effective manner, we have developed both domestic and international sourcing connections and arrangements. We maintain quality assurance and testing programs to analyze and test these raw materials and components in order to assure their compliance with our rigorous specifications and standards. We generally try to purchase our raw materials from multiple suppliers, so we are not dependent on any one supplier, but this is not always possible.

The price and availability of commodities and components, in particular steel, can have an impact on our operations. We have no assurance that we will be able to continue to purchase these raw materials on a timely basis or at historical prices.

Proprietary Rights

We rely primarily on a combination of patent, trade secret, copyright and trademark laws, confidential procedures, and other intellectual property protection methods to protect our proprietary technology. Mr. Meier currently has U.S. patent applications pending, and related international patent applications pending as co-inventor, and individually with respect to the Strider technology and other pending drilling tools. There is no assurance that our patent applications will result in issued patents, that the existing patents or that any future patents issued to us will provide any competitive advantages for their products or technology, or that, if challenged, the patents issued to us will be held valid and enforceable. Despite our precautions, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Existing intellectual property laws afford only limited protection and policing violations of such laws is difficult. The laws of certain countries in which our products are or may be used by our customers do not protect our products and intellectual property rights to the same extent as do the laws of the United States. There is no assurance that these protections will be adequate or that our competitors will not independently develop similar technology, gain access to our trade secrets or other proprietary information, or design around our patents.

We may be required to enter into costly litigation to enforce our intellectual property rights or to defend infringement claims by others. Such infringement claims could require us to license the intellectual property rights of third parties. There is no assurance that such licenses would be available on reasonable terms, or at all.

Competition

Drill Bit Refurbishing. The primary competitors for our drill bit refurbishing services are the in-house units at Hughes Christensen, the division of Baker Hughes responsible for drill bits. Other drill bit manufacturers also have in-house refurbishing units and are now competitors given the removal of the exclusivity clause under our contract with Baker Hughes.

Drilling Enhancement Tools. The primary competitors for our Drill-N-Ream tool are several single-section reaming tool manufacturers, including Baker Oil Tools (a division of Baker Hughes), NOV, Schlumberger and Tercel, and one dual-section reaming tool manufactured by Stabil Drill (which is the subject of the lawsuit described in Item 3). We believe that the Drill-N-Ream tool is the only patented dual-section or dual cutting structure drill string reamer on the market today. We believe that distinction will allow us to continue building on the Drill-N-Ream tool's first-mover advantage.

We believe that our Strider technology is at the forefront of drill string tool technological development for horizontal drilling. There are existing tools that would compete with our Strider technology, such as the Agitator tool marketed by NOV. However, we believe our Strider technology offers significant advantages over the Agitator tool.

Customers

Our customer concentration of revenue is dependent upon a limited number of customers. For the years ended December 31, 2022 and 2021, two customers represented 88% and 87% of our total revenue, respectively.

Manufacturing

We manufacture our solutions, as well as custom products, in our state-of-the-art drill tool fabrication facility where we operate a technologically advanced PDC drill bit refurbishing facility, as well as a state-of-the-art, high-tech drilling and completion tool engineering design and manufacturing operation. We manufacture our drill string enhancement tools, including the patented Drill-N-Ream tool and the patented Strider technology, and conduct our new product research and development from this facility.

We employ a senior work force with specialized training and extensive experience related to drill bit refurbishing and drill and completion tool manufacturing. They produce our products and services using a suite of highly technical, purpose-built equipment, much of which we design and manufacture for our proprietary use. Our manufacturing equipment and products use advanced technologies that enable us to increase efficiency, enhance product integrity, improve efficiency and safety, and solve complex drilling tool problems.

In December 2020, we were awarded the AS9100D with ISO 9001:2015 certification for our quality management systems (QMS) and for meeting QMS requirements specific to the aviation, space and defense industries. To date we have maintained our certification.

We believe that we can leverage our certification as well as our precision machining and manufacturing expertise to produce other products for customers in a variety of industries.

Cyclicality

We are substantially dependent on conditions in the oil and gas industry, including the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies.

The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which have historically been volatile, and by capital spending discipline imposed by customers.

Inflationary and/or recessionary factors relating to the oil and gas industry may directly affect the Company's operations. The increased demand for oil and gas production has benefited the Company's operations. The Company is not immune to the effects of inflation on its labor requirements, supply chain and costs of revenues.

The Russia – Ukraine conflict is a global concern. The Company does not have any direct exposure to Russia or Ukraine through its operations, employee base, investments or sanctions. The Company does not receive goods or services sourced from those countries, does not anticipate any disruption in its supply chain and has no business relationships, connections to or assets in Russia, Belarus or Ukraine. No impairments to assets have been made due to the conflict. The global oil industry has been impacted by this situation, but the Company's operations and business in the Middle East has not been disrupted to date. The increase in oil producing activities in the United States has benefitted the Company's operations.

Declines in oil and gas prices could negatively affect the level of these activities and capital spending, which could adversely affect demand for our products and services and, in certain instances, result in the cancellation, modification or rescheduling of existing and expected orders and the ability of our customers to pay us for our products and services. These factors could have an adverse effect on our revenue and profitability. Conversely, increases in oil and gas prices could positively affect production activities and capital spending, which could positively affect demand for our products and services.

Seasonality

Our business is not significantly impacted by seasonality, although our fourth quarter has historically been negatively impacted by holidays and our clients' budget cycles. A small portion of the revenue we generate from selected operations may benefit from higher first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In the past, some of our revenue in Alaska and Canada has declined during the second quarter due to warming weather conditions that resulted in thawing, softer ground, difficulty accessing drill sites and road bans that curtailed drilling activity.

Environmental, Health and Safety Regulation

Our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection, and we have put a strong focus on these issues.

We designed and built our Vernal facility as a fully-contained business park, except for the city sewer connection. Underlying our entire facility, including parking lots and runoff storage areas, is a complete capture and containment field that collects all building drainage and ground run off in isolated tanks. Captured drainage and runoff, as well as all hazardous waste generated in our manufacturing processes is regularly removed from our facility by a certified hazardous waste disposal company. Any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental releases or spills of regulated substances may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Failure to comply with these laws or regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of orders or injunctions to prohibit or restrict certain activities or force future compliance.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance could have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste. The Resource Conservation and Recovery Act ("*RCRA*") and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage hazardous and non-hazardous wastes in compliance with RCRA and its state counterparts.

The Comprehensive Environmental Response, Compensation, and Liability Act ("*CERCLA*"), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. We also contract with waste removal services and landfills. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

Water Discharges. The Federal Water Pollution Control Act (the "*Clean Water Act*") and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into "Waters of the United States," including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. A responsible party includes the owner or operator of a facility from which a discharge occurs. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges. Further, proposed revisions to the definition of "Waters of the United States" have been subject to judicial challenges and administrative action, resulting in uncertainty as to the scope of the regulatory definition. Our obligations under the Clean Water Act could be expanded when the definition of "Waters of the United States" is ultimately resolved.

Employee Health and Safety. We are subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used, stored, produced or released in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

In addition, on January 20, 2021, the Biden Administration came into office and immediately issued a number of executive orders related to environmental matters that could affect our operations and those of our customers, including an Executive Order on "Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis" seeking to adopt new regulations and policies to address climate change and suspend, revise, or rescind, prior agency actions that are identified as conflicting with the Biden Administration's climate policies. The Biden Administration has also issued other orders that could ultimately affect our business and the business of our customers, such as the executive order rejoining the Paris Agreement, and could seek, in the future, to put into place additional executive orders, policy and regulatory reviews, and seek to have Congress pass legislation that could adversely affect the production of oil and gas assets and our operations and those of our customers. New legislation, regulations or international agreements in the future could result in increased costs to operate and maintain our facilities, capital expenditures to install new emission controls at our facilities, and costs to administer and manage any potential greenhouse gas emissions or carbon trading or tax programs. These costs and capital expenditures could be material. Although the Company has not incurred additional costs due to new policies to date, these developments could increase our costs, reduce the demand for crude oil and condensate, NGLs, and natural gas, and create delays in our obtaining air pollution permits for new or modified facilities.

Insurance and Risk Management

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations. In accordance with industry practice, however, we do not maintain insurance coverage against all of the operating risks to which our business is exposed. Therefore, there is a risk our insurance program may not be sufficient to cover any particular loss or all losses.

Currently, our insurance program includes, among other things, general liability, umbrella liability, sudden and accidental pollution, personal property, vehicle, workers' compensation, directors and officers and employer's liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery.

Human Capital Resources

As of December 31, 2022, we had 86 full-time compared with 58 full-time employees as of December 31, 2021. We have never had a work stoppage, and none of our employees are represented by a labor union. We consider our relations with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our current and future employees. We encourage and support the growth and development of our employees. Continual learning and career development is advanced through ongoing performance and development conversations with employees, and reimbursement is available to employees for seminars, conferences, formal education and other training events employees attend in connection with their job duties.

Our core values of accountability, openness and integrity underscore everything we do and drive our day-to-day interactions. The safety, health and wellness of our employees is a top priority.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and certain other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Any documents filed by us with the SEC, including this Annual Report, can be downloaded from the SEC's website at www.SEC.gov.

Our principal executive offices are located at 1583 South 1700 East, Vernal, Utah, 84078, and our telephone number at that address is (435) 789-0594. Our website address is www.sdpi.com. Our periodic reports and other information filed with or furnished to the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this Annual Report and does not constitute a part of this Annual Report.

ITEM 1A. Risk Factors

Risks Related to Our Business and Industry

A decline in expenditures by the oil and gas industry could impact our revenue and income and result in an impairment of our assets.

Our business depends upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration and development, drilling and production operations. The level of capital expenditures is generally dependent on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

- worldwide economic activity, including as a result of the COVID-19 pandemic;
- worldwide or specific region turmoil affecting oil global oil supplies, including the impact of inflationary and/or recessionary factors and the Russia – Ukraine conflict;
- the level of exploration and production activity;
- interest rates and the cost of capital;
- new tariffs by the United States or other countries;
- environmental regulation;
- federal, state and foreign policies regarding exploration and development of oil and gas;
- the ability of OPEC to set and maintain production levels and pricing;
- governmental regulations regarding future oil and gas exploration and production;
- the cost of exploring and producing oil and gas;
- the cost of developing alternative energy sources;
- the availability, expiration date and price of leases;
- the discovery rate of new oil and gas reserves;
- the success of drilling for oil and gas in unconventional resource plays such as shale formations;
- technological advances; and
- weather conditions.

We expect continued volatility in both crude oil and natural gas prices, as well as in the level of drilling and production related activities. Even during periods of high prices for oil and natural gas, companies exploring for oil and gas may cancel or curtail programs, seek to renegotiate contract terms, including the price of our products and services, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. These risks are greater during periods of low or declining commodity prices. Continued significant or prolonged declines in hydrocarbon prices have had, and may continue to have, a material adverse effect on our results of operations.

We may be unable to maintain adequate liquidity and make payments on our debt.

At December 31, 2022, we had working capital of approximately $4,457,000. Our principal uses of cash are operating expenses, working capital requirements, capital expenditures and debt service payments. Our operational and financial strategies include lowering our operating costs and capital spending to match revenue trends, managing our working capital and debt to enhance liquidity.

While we believe that our borrowing capacity and cash generated from operations will be sufficient to fund our operations for 2023, our operational and financial strategies include managing our operating costs, working capital and debt to enhance liquidity. We expect to be cash flow positive in 2023. If we are unable to do this, we may not be able to, among other things, (i) maintain our current general and administrative spending levels; (ii) fund certain obligations as they become due; and (iii) respond to competitive pressures or unanticipated capital requirements. We cannot provide any assurance that financing will be available to us in the future on acceptable terms.

Our Credit Agreement (as defined below) provides a $4,300,000 credit facility. If we are unable to make required payments under the Credit Agreement, we would be in default thereunder, which would permit the holders of the indebtedness to accelerate the maturity thereof, unless we are able to obtain, on a timely basis, a necessary waiver or amendment. Any waiver or amendment may require us to revise the terms of the Credit Agreement which could increase the cost of our borrowings, require the payment of additional fees, and adversely impact the results of our operations. Upon the occurrence of any event of default that is not waived, the lenders could elect to exercise any of their available remedies, which include the right to not lend any additional amounts or, in the event we have outstanding indebtedness under the Credit Agreement, to declare any outstanding indebtedness, together which any accrued interest and other fees, to be immediately due and payable. If we are unable to repay the outstanding indebtedness, if any, under the Credit Agreement when due, the lenders would be permitted to proceed against their collateral, and this could have a material adverse effect on our business and financial condition.

There may be significant annual and quarterly fluctuations in our operating results.

Significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors, our volume of revenue, the timing of new product or service announcements, releases by us and our competitors in the marketplace of new products or services, seasonality and general economic conditions. There can be no assurance that the level of revenue achieved by us in any particular fiscal period will not be significantly lower than in other comparable fiscal periods. We believe quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful and should not be relied on as indicators of future performance. Our operating expenses are relatively fixed in the short term and are based on management's expectations of future revenue. As a result, if future revenue is below expectations, net income or loss may be disproportionately affected by a reduction in revenue, as any corresponding reduction in expenses may not be proportionate to the reduction in revenue. Our revenue could also be impacted by inflationary and/or recessionary factors relating to the oil and gas industry that may directly affect the Company's operations or the Russia – Ukraine conflict.

Our customer base is concentrated and the loss of, or nonperformance by, one or more of our significant customers could cause our revenue to decline substantially.

We had two large customers that comprised 88% of our total revenue in 2022 and 87% in 2021. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to continue to use our services or has a significant reduction in its business, our revenue would decline, and our operating results and financial condition could be harmed. In addition, we are subject to credit risk due to the concentration of our customer base. Any increase in the non-payment of and non-performance by our counterparties, either as a result of changes in financial and economic conditions or otherwise, could have a material effect on our business, results of operations and financial condition and could adversely affect our liquidity.

We must continue to develop new technologies, methodologies and products on a timely and cost-effective basis to satisfy the needs of our customers.

The drilling industry is driven primarily by cost minimization, and our strategy is aimed at reducing drilling costs through the application of new drill bit assembly and drill string tool technologies. Our continued success will depend on our ability to meet our customers' changing needs, on a timely and cost-effective basis, by successfully enhancing our current products and processes; developing, producing and marketing new products and processes; and responding to evolving industry standards and other technological changes.

We cannot assure you that our products will be able to satisfy the specifications of our customers or that we will be able to perform the testing necessary to prove that the product specifications are satisfied in the future, or that the costs of modifications to our products to satisfy their requirements will not adversely affect our results of operations. We believe our Strider technology for horizontal drilling offers advantages compared to competition, but failure to meet our customer's demand for services may adversely affect our business. We may encounter resource constraints, competition, or other difficulties that may delay our ability to expand our bit remanufacturing services to the level desired or required by our customer. If our products are unable to satisfy such requirements, or we are unable to perform any required testing, our customers may cancel their contracts and/or seek new suppliers, and our business, results of operations, cash flows or financial position may be adversely affected.

Our related party transactions with the Meiers and their affiliated entities may cause conflicts of interests that may adversely affect us.

We have entered into, and may, in the future, enter into various transactions and agreements with the Meiers and their affiliated entities. We believe that the transactions and agreements that we have entered into with the Meiers are on terms that are at least as favorable as could reasonably have been obtained at such time from third parties. However, these relationships could create, or appear to create potential conflicts of interest when our board of directors is faced with decisions that could have different implications for us and the Meiers or their affiliates. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public's perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, which may have a material adverse effect on our ability to do business.

Our customers' industries are undergoing continuing consolidation that may impact our results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of our largest end users of our product have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers, such as Baker Hughes and DTI, may have a significant negative impact on our results of operations, financial position or cash flows. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our market share and selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

We may be unable to successfully compete with other manufacturers of drilling equipment.

Several of our competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than ours and which have been engaged in the manufacturing business for a much longer time than us. If these competitors substantially increase the resources they devote to developing and marketing competitive products and services, we may not be able to compete effectively. Similarly, consolidation among our competitors could enhance their competing market share, product and service offerings and financial resources, further intensifying competition.

We are dependent on key personnel who may be difficult to replace.

Our success is dependent to a significant degree upon the business expertise and continued contributions of our founders and senior management team. In particular, we are dependent upon the efforts and services of our founders, Mr. Troy Meier, our Chairman and Chief Executive Officer ("CEO"), and Ms. Annette Meier, our President and Chief Operating Officer ("COO"), because of their knowledge, experience, skills, and relationships with major clients and the other members of our management team. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel in is intense, and we cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. Our inability to retain these types of individuals could have a material adverse effect on our business, results of operations and financial condition.

Increases in the cost of raw materials used in our manufacturing processes could negatively impact our profitability.

We rely on the availability of volume and quality of synthetic diamond cutters for drill bit refurbishment and manufacturing and for our drill string tool manufacturing business. In addition, we must have a reliable source of steel available for manufacturing which is both of sufficient quality, and available at a cost-effective price. We do not have fixed price contracts or arrangements for all of the raw materials and other supplies that we purchase. Baker Hughes provides the diamond cutters for our drill bit refurbishment. However, sourcing cost-effective supplies of quality steel in the relatively low volumes that our tool manufacturing requires can be challenging. Shortages of, and price increases for, steel and other raw materials and supplies that we use in our business may occur. Future shortages or price fluctuations in synthetic diamond cutters or steel could have a material adverse effect on our ability to conduct either our drill bit refurbishment or our drill tool manufacturing in a timely and cost-effective manner.

We depend on third-party suppliers for timely deliveries of raw materials, and our results of operations could be adversely affected if we are unable to obtain adequate supplies in a timely manner.

Our manufacturing operations depend upon obtaining adequate supplies of raw materials from third parties. Events beyond our control may impact the ability of these third parties to deliver raw materials. Any interruption in the supply of raw materials needed to manufacture our products could adversely affect our business, results of operations and reputation with our customers.

We may be exposed to unforeseen risks in our product manufacturing and processes which could adversely affect our financial conditions and results of operations.

We operate our business from our Vernal, Utah headquarters. A natural disaster, extended utility failure or other significant event at our facility could significantly affect our ability to manufacture sufficient quantities of key products or otherwise deliver products to meet customer demand or contractual requirements which may result in a loss of revenue and other adverse business consequences. In addition, the equipment and management systems necessary for our operations are subject to wear and tear, break down and obsolescence, which could cause them to perform poorly or fail, resulting in fluctuations in manufacturing efficiencies and production costs. Significant manufacturing fluctuations may affect our ability to deliver products to our customers on a timely basis and we may suffer financial penalties and a diminution of our commercial reputation and future product orders. Additionally, some of our business may in the future be conducted under fixed price contracts. Fluctuations in our manufacturing process, or inaccurate estimates and assumptions used in pricing our contracts, even if due to factors out of our control, may result in cost overruns which we may be required to absorb. Any shut down of our manufacturing facility, reductions in our manufacturing process or efficiency, or cost overruns could adversely affect our business, financial condition and results of operations.

We may be unable to employ enough skilled and qualified workers to sustain or expand our current operations.

Our operations require personnel with specialized skills and experience. The supply of skilled and experienced personnel may not be sufficient to meet current or expected demand. Any significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If any of these events were to occur, our capacity could be diminished, our ability to respond quickly to customer demands or strong market conditions may be inhibited and our growth potential impaired, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to manage our growth strategy successfully, our business, and results of operations may be adversely affected.

Our growth strategy includes acquisitions and the development and implementation of new product designs and improvements, which presents numerous managerial, administrative, operational, and other challenges. Our ability to manage the growth of our operations will depend on our ability to develop systems and services and related technologies to meet evolving industry requirements and at prices acceptable to our customers to compete in the industry in which we operate. Our ability to compete effectively will also depend on our ability to continue to obtain patents on our proprietary technology and products. Although we do not consider any single patent to be material to our business, the inability to protect our future innovations through patents could have a material adverse effect. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. The inability of our management to manage our growth effectively or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business.

Acquisitions and investments may not result in anticipated benefits and may present risks not originally contemplated, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our growth strategy includes acquiring other companies that complement our service offerings or broaden our technical capabilities and geographic presence. From time to time, we evaluate purchases and sales of assets, businesses or other investments. These transactions may not result in the anticipated realization of savings, creation of efficiencies, offering of new products or services, generation of cash or income or reduction of risk. In addition, acquisitions may be financed by borrowings, requiring us to incur debt, or by the issuance of our common stock. These transactions involve numerous risks, and we cannot ensure that:

- any acquisition would be successfully integrated into our operations and internal controls;
- the due diligence conducted prior to an acquisition would uncover situations that could result in financial or legal exposure;
- the use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses;
- any disposition, investment, acquisition or integration would not divert management resources from the operation of our business; or
- any disposition, investment, acquisition or integration would not have a material adverse effect on our financial condition, results of operations or cash flows.

Our inability to integrate acquisitions successfully could impede us from realizing all of the benefits of the acquisitions which could have a material adverse effect on our financial condition and results of operations.

If we are unable to successfully integrate future acquisitions, we could be impeded from realizing all of the anticipated benefits of those acquisitions and could weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the anticipated benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities and competitive responses, and may cause our stock price to decline. The difficulties of integrating an acquisition include, among others:

- unanticipated issues in integration of information, communications, and other systems;
- unanticipated incompatibility of logistics, marketing, and administration methods;
- maintaining employee morale and retaining key employees;
- integrating the business cultures of both companies;
- preserving important strategic client relationships;
- coordinating geographically separate organizations; and
- consolidating corporate and administrative infrastructures and eliminating duplicative operations.

Even if the operations of an acquisition are integrated successfully, we may not realize the anticipated benefits of the acquisition, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Failing to realize the benefits could have a material adverse effect on our financial condition and results of operations.

Conditions in the global financial system may have impacts on our business and financial position that we currently cannot predict.

Uncertainty in the credit markets may negatively impact the ability of our customers to finance purchases of our products and services and could result in a decrease in, or cancellation of, orders or adversely affect the collectability of our receivables. If the availability of credit to our customers is reduced, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services, which could have a negative impact on our financial position. Additionally, unsettled conditions could have an impact on our suppliers, causing them to be unable to meet their obligations to us. Although we do not currently anticipate a need to access the credit markets in the short term, a prolonged constriction on future lending by banks or investors could result in higher interest rates on future debt obligations or could restrict our ability to obtain sufficient financing to meet our long-term operational and capital needs.

In addition, the global financial system may be impacted by the effects of global health epidemics and concerns of turmoil and military actions. Weakness or deterioration of the global economy could reduce our customers' spending levels and could impact our revenues and operating results. We are unable to predict the effect of this on our business and results of operations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. The events in Russia and surrounding areas and the historic volatility in the Middle East may result in political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Materials and minerals used in our manufacturing process may become subject to laws and regulations that may expose us to significant costs and liabilities.

The diamonds comprising the diamond cutting discs used in our operations are synthetic and manufactured in the United States, South Africa and China. Neither those diamond cutters nor any other minerals used in our operations are currently identified as "conflict minerals" in the Dodd-Frank Wall Street Reform and Consumer Protection Act. However, we cannot predict or control if the United States Secretary of State will or will not identify one of the minerals used in our manufacturing process as a conflict mineral. Should the materials used in our manufacturing process be designated as a conflict mineral, we will be required to file Form SD with the SEC and conduct the required diligence to determine the source of the conflict mineral in connection with such disclosure. Any increased costs and expenses associated with this could have a material adverse impact on our financial condition and results of operations.

The use and protection of our proprietary technology will affect our success. There are limitations to our intellectual property rights in our proprietary technology, and thus our right to exclude others from the use of such proprietary technology.

Our success will be affected by our development and implementation of new product designs and improvements and by our ability to protect and maintain critical intellectual property assets related to these developments. Although in many cases our products are not protected by any registered intellectual property rights, in other cases we rely on a combination of patents and trade secret laws to establish and protect this proprietary technology.

We currently hold multiple U.S. patents and have multiple pending patent applications for products and processes in the U.S. and certain non-U.S. countries. Patent rights give the owner of a patent the right to exclude third parties from making, using, selling, and offering for sale the inventions claimed in the patents in the applicable country. Patent rights do not necessarily grant the owner of a patent the right to practice the invention claimed in a patent, but merely the right to exclude others from practicing the invention claimed in the patent. It may also be possible for a third party to design around our patents. Furthermore, patent rights have strict territorial limits. Some of our work will be conducted in international waters and therefore may not fall within the scope of any country's patent jurisdiction. We may not be able to enforce our patents against infringement occurring in international waters and other "non-covered" territories. Also, we do not have patents in every jurisdiction in which we conduct business and our patent portfolio will not protect all aspects of our business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

We attempt to limit access to and distribution of our technology by customarily entering into confidentiality and/or license agreements with our employees, customers and potential customers and suppliers. Our rights in our confidential information, trade secrets, and confidential know-how will not prevent third parties from independently developing similar information. Publicly available information (e.g. information in expired issued patents, published patent applications, and scientific literature) can also be used by third parties to independently develop technology. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology.

Our competitors may infringe upon, misappropriate, violate or challenge the validity or enforceability of our intellectual property and we may not able to adequately protect or enforce our intellectual property rights in the future.

Our businesses and our customers' businesses are subject to environmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are also subject to federal, state, local and foreign laws and regulations relating to the protection of human health and the environment. These environmental laws and regulations affect the products and services we design, market and sell, as well as the facilities where we manufacture our products. For example, our operations are subject to numerous and complex laws and regulations that, among other things, may regulate the management and disposal of hazardous and non-hazardous wastes; require acquisition of environmental permits related to our operations; restrict the types, quantities and concentrations of various materials that can be released into the environment; limit or prohibit operation activities in certain ecologically sensitive and other protected areas; regulate specific health and safety criteria addressing worker protection; require compliance with operational and equipment standards; impose testing, reporting and record-keeping requirements; and require remedial measures to mitigate pollution from former and ongoing operations at our facilities or at facilities where wastes generated by our operations have been disposed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties or other enforcement, and criminal prosecution. We are required to invest financial and managerial resources to comply with such environmental, health and safety laws and regulations and anticipate that we will continue to be required to do so in the future. In addition, environmental laws and regulations could limit our customers' exploration and production activities. These laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations.

The adoption of legislation or regulatory programs to reduce greenhouse gas emissions could also increase the cost of consuming, and thereby reduce demand for, the hydrocarbons that our customers produce. Consequently, such legislation or regulatory programs could have an adverse effect on our financial condition and results of operations. It is too early to determine whether, or in what form, further regulatory action regarding greenhouse gas emissions may ultimately be adopted or what specific impact a new regulatory action might have on us or our customers. Generally, the anticipated regulatory actions do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, our business and prospects could be adversely affected to the extent laws are enacted or modified or other governmental action is taken that prohibits or restricts our customers' exploration and production activities or imposes environmental protection requirements that result in increased costs to us or our customers.

Environmental laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations also may expose us to liability for the conduct of or conditions caused by others, or for our acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to results of operations, financial position and cash flows.

New government regulations could have an impact on our business and the business of our customers.

On January 20, 2021, the Biden Administration came into office and immediately issued a number of executive orders related to environmental matters that could affect our operations and those of our customers, including an Executive Order on "Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis" seeking to adopt new regulations and policies to address climate change and suspend, revise, or rescind, prior agency actions that are identified as conflicting with the Biden Administration's climate policies. Among the areas that could be affected by the review are regulations addressing methane emissions and the part of the extraction process known as hydraulic fracturing. The Biden Administration has also issued other orders that could ultimately affect our business and the business of our customers, such as the executive order rejoining the Paris Agreement, and could seek, in the future, to put into place additional executive orders, policy and regulatory reviews, and seek to have Congress pass legislation that could adversely affect the production of oil and gas assets. However, the status of recent and future rules and rulemaking initiatives under the Biden Administration remains uncertain.

The increasing attention to global climate change risks has created the potential for the likelihood of private and public litigation and governmental investigations. Such actions would increase costs and adversely impact our business.

Our failure to implement and comply with our safety program could adversely affect our operating results or financial condition.

Our safety program is a fundamental element of our overall approach to risk management, and the implementation of the safety program is a significant issue in our dealings with our clients. Unsafe job sites and office environments have the potential to increase employee turnover, increase the cost of a project to our clients, expose us to types and levels of risk that are fundamentally unacceptable, and raise our operating costs. The implementation of our safety processes and procedures are monitored by various agencies and rating bureaus and may be evaluated by certain clients in cases in which safety requirements have been established in our contracts. If we fail to comply with safety regulations or maintain an acceptable level of safety at our facilities, we may incur fines, penalties or other liabilities, or may be held criminally liable. We may incur additional costs to upgrade equipment or conduct additional training, or otherwise incur costs in connection with compliance with safety regulations. Failure to maintain safe operations or achieve certain safety performance metrics could disqualify us from doing business with certain customers, particularly major oil companies.

Our products are used in operations that are subject to potential hazards inherent in the oil and gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

Our products are used in potentially hazardous drilling, completion and production applications in the oil and gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent to these applications, such as equipment malfunctions and failures, equipment misuse and defects, explosions, blowouts and uncontrollable flows of oil, natural gas or well fluids and natural disasters, on land or in deep water or shallow-water environments, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, surface water and drinking water resources, equipment and the environment. In addition, we provide certain services that could cause, contribute to or be implicated in these events. If our products or services fail to meet specifications or are involved in accidents or failures, we could face warranty, contract or other litigation claims, which could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, and pollution and other environmental damages. Our insurance policies may not be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable. Moreover, even if we are successful in defending a claim, it could be time-consuming and costly to defend.

In addition, the frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our products or services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenue. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to quality, or safety requiring rehabilitative efforts during the integration process. We may incur liabilities for losses associated with these newly acquired companies before we are able to rehabilitate such companies' quality, safety and environmental programs.

Our information systems may experience an interruption or breach in security.

We rely on our proprietary production management technology which has changed how users connect to our knowledge and other information technology ("IT") systems to conduct our business. Despite our security and back-up measures, our IT systems are vulnerable to computer viruses, natural disasters and other disruptions or failures. The failure of our IT systems to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of our operations and those of our customers, inappropriate disclosure of confidential information, increased overhead costs, loss of intellectual property, loss of data privacy and damage to our reputation, which could have a material adverse effect on our business and results of operations. In addition, we may be required to incur significant costs to prevent or respond to damage caused by these disruptions or security breaches in the future.

Cybersecurity breaches and other disruptions could compromise our information and operations, and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data in our data centers and on our networks, including intellectual property, proprietary business information, information regarding our customers, suppliers and business partners, and personally identifiable information of our employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of our operations, damage to our reputation, and loss of confidence in our services, which could adversely affect our business.

Our information technology infrastructure is critical to the efficient operation of our business and essential to our ability to perform day-to-day operations. Breaches in our information technology infrastructure or physical facilities, or other disruptions, could result in damage to our assets, safety incidents, damage to the environment, loss of data privacy, potential liability or the loss of contracts, and have a material adverse effect on our operations, financial position and results of operations.

Possible tariffs could have a material adverse effect on our business.

The United States has in the past announced the implementation of tariffs on imported steel and could in the future consider tariffs on additional items. If this were to occur, it could result in the adoption of additional tariffs by other countries as well. Any resulting trade war could negatively impact the global market for oil field products and services and could have a significant adverse effect on our business. While we cannot predict how any future enacted tariffs will impact our business, the imposition of tariffs on items we import from other countries could increase our costs and could result in lowering our gross margin on products sold. The Company has not experienced a negative impact as a result of tariffs imposed on imported oil and gas products.

Our international activities are subject to many of the same risks as described above, as well as to risks associated with the legislative, judicial, regulatory, political, economic and cultural factors specific to the countries or regions in which we operate.

We have operations in the Middle East. Our International segment's operations generated 11% and 13% of our revenue for the years ended December 31, 2022 and 2021, respectively. In general, the risk factors identified above also have relevance to our International operations. In addition, our International operations also expose us to other risks, including those related to, for example:

- political conditions and geopolitical events, including war and terrorism;
- economic conditions, including monetary and fiscal policies and tax rules;
- legal and regulatory environments;
- rules governing international trade and potential changes to trade policies or trade agreements and ownership of foreign entities;
- risks associated with foreign currency exchange rates;
- cultural differences that we may be unable to anticipate or respond to appropriately;
- different rules or practices regarding employee relations, including the existence of works councils or unions;
- difficulties in enforcing intellectual property rights; and
- difficulties encountered in exerting appropriate management oversight to operations in remote locations.

These factors could significantly disrupt our International operations and have a material adverse effect on our revenue and profitability and could lead us to incur material impairments and other exit costs.

Risks Relating to Our Common Stock

As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.

Currently, we are a "smaller reporting company," meaning that our outstanding common stock held by non-affiliates had a market value of less than $250 million as of June 30, 2022. As a "smaller reporting company," we are able to provide simplified executive compensation disclosures in our filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in our SEC filings, including, being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

As long as we are substantially controlled by the Meiers, the ability of our shareholders to influence the outcome of matters will be limited.

The Meiers continue to own a substantial portion of our outstanding common stock and serve on our Board of Directors. As long as they have substantial voting control of our company, SDPI will have the ability to take many stockholder actions, including the election or removal of directors, irrespective of the vote of, and without prior notice to, any other stockholder. As a result, the Meiers will have the ability to influence or control all matters affecting us, including:

- the composition of our board of directors and, through our board of directors, decision-making with respect to our governance and business direction and policies, including the appointment and removal of our officers;
- any determinations with respect to acquisitions of businesses, mergers or other business combinations and change of control transactions;
- our acquisition or disposition of assets; and
- our capital structure.

The market price of our common stock has been and may continue to be volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

- limited trading volume in our common stock;
- quarterly variations in operating results;
- general financial market conditions;
- the prices of natural gas and oil;
- announcements by us and our competitors;
- our liquidity;
- changes in government regulations;
- our ability to raise additional funds;
- our involvement in litigation; and
- other events.

We do not anticipate paying dividends on our common stock in the near future.

We have not paid any dividends in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. In addition, under Utah law no distribution may be made if, after giving it effect: (a) we would be unable to pay our debts as they come due, or (b) our total assets would be less than our total liabilities. We can provide no assurance that those restrictions will not prevent us from paying a dividend in future periods.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our articles of incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Certain provisions in our organizational documents could delay or prevent a change in control.

The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our shareholders. Our articles of incorporation and bylaws contain provisions that may make acquiring control of our company difficult, including:

- provisions regulating the ability of our shareholders to nominate directors for election or to bring matters for action at annual meetings of our shareholders;
- limitations on the ability of our shareholders to call a special meeting and act by written consent;
- the authorization given to our board of directors to issue and set the terms of preferred stock; and
- establishment of a classified board of directors.

Significant short sales of our stock, or the perception that such sales could occur, could depress the market price of our common stock and impair our ability to raise capital.

If there are significant short sales of our stock, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares, thereby contributing to sales of stock in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable to smaller reporting companies.

ITEM 2. PROPERTIES

The Company operates out of six buildings as part of its Vernal, Utah offices, which are used for manufacturing and executive offices. On December 7, 2020, the Company closed a sale-leaseback agreement for its headquarters and manufacturing facilities. Under the terms of the transaction, the Company sold the property for $4.5 million and simultaneously entered into a 15-year lease. Under the lease agreement, the Company has an option to extend the term of the lease and to repurchase the property. The Company's management believes its current manufacturing facility, executive offices, and its new repair center in the Middle East, are sufficient for its current operations.

ITEM 3. LEGAL PROCEEDINGS

We are subject to litigation that arises from time to time in the ordinary course of our business activities. In February 2019, the Company filed a patent infringement lawsuit in the United States District Court for the Western District of Louisiana, Lafayette Division, asserting that Stabil Drill Specialties, LLC's ("Stabil Drill") Smoothbore Eccentric Reamer infringes the patents of Extreme Technologies, LLC (one of our subsidiaries) on our patented Drill-N-Ream tool. The lawsuit was subsequently moved from Louisiana to the United States District Court for the Southern District of Texas, Houston Division. Additionally, on May 20, 2019, Extreme Technologies, LLC sued Short Bit & Tool Co. and Lot William Short, Jr. ("Defendants") in the Northern District of Texas-Dallas Division for their work manufacturing the Smoothbore Eccentric Reamer for Stabil Drill. The Dallas lawsuit is stayed pending resolution of the first-filed, Houston suit. On October 1, 2020, Superior Energy Services, Stabil Drill's parent company, filed for bankruptcy, which resulted in a brief, automatic stay of the litigation. Superior Energy Services announced on February 2, 2021, that it successfully completed its financial restructuring and emerged from Chapter 11 bankruptcy, but this bankruptcy did not affect Extreme Technologies' claims against Stabil Drill. On March 9, 2021, the Court lifted the automatic bankruptcy stay, and on May 12, 2021, the Court denied Stabil Drill's motion for summary judgment of non-infringement. On May 23, 2022, the Court issued its Order on Claim Construction of the patents, adopting Extreme Technologies' proffered interpretation on the disputed claim terms. The parties are preparing this case for trial and expect a jury trial setting in the fall of 2023.

We are not currently involved in any other litigation which management believes could have a material effect on our financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Approximate Number of Equity Security Holders

As of March 15, 2023, 29,245,080 shares of the Company's common stock were outstanding and held by 21 shareholders of record. This figure does not take into account those shareholders whose certificates are held in the name of broker-dealer or other nominees.

The Company's common stock trades on the NYSE American market under the symbol "SDPI".

Dividends

The Company does not presently pay dividends on its common stock. The Company intends for the foreseeable future to continue the policy of not paying dividends and retaining earnings, if any, to finance the development and growth of its business.

Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of restricted shares and securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [1]	7,076,326[1]	$ 0.91	1,038,828[2]
Equity compensation plans not approved by security holders	-	-	-
Total as of December 31, 2022	7,076,326		

[1] Consists of 7,076,326 shares under the 2015 Employee Stock Incentive Plan.

[2] Consists of 1,038,828 shares remaining available for future issuance under the 2015 Employee Stock Incentive Plan. The 2014 Employee Stock Incentive Plan was frozen by the Board of Directors such that no future grants of awards will be made and the 2014 Employee Stock Incentive Plan remains effective only with respect to awards outstanding as of June 15, 2015 until they expire according to their terms.

Stock Performance Graph

As a "smaller reporting company," as defined by Rule 12b-2 of the Exchange Act, we have elected scaled disclosure reporting and therefore are not required to provide the stock performance graph.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Superior Drilling Products, Inc. is an innovative drilling and completion tool technology company providing cost saving solutions that drive production efficiencies for the oil and natural gas drilling industry. Our headquarters and manufacturing operations are located in Vernal, Utah. Our drilling solutions include the patented Drill-N-Ream® well bore conditioning tool ("Drill-N-Ream tool") and the patented Strider™ Drill String Oscillation System technology ("Strider technology" or "Strider"). In addition, the Company is a manufacturer of Drill-N-Ream tools and refurbisher of PDC (polycrystalline diamond compact) drill bits for a leading oil field services company. We operate a state-of-the-art drill tool fabrication facility, where we manufacture solutions for the drilling industry, as well as customers' custom products.

Our strategy for growth is to leverage our expertise in drill tool technology and precision machining in order to broaden our product offerings and solutions for the oil and gas industry. We believe through our patented technologies, as well as technologies under development, that we can offer the industry the solutions it demands to improve drilling efficiencies and reduce production costs.

In addition, in December 2020, the Company successfully obtained ISO 9000 certification and is now qualified to bid on projects in industries outside oil and gas. We believe that with this certification, and our history of supplying high quality parts to research and development departments operating in the aerospace industry, we can effectively execute our industry diversification strategy.

Industry Trends and Market Factors

The Russia – Ukraine conflict is a global concern. The Company does not have any direct exposure to Russia or Ukraine through its operations, employee base, investments or sanctions. The Company does not receive goods or services sourced from those countries, does not anticipate any disruption in its supply chain and has no business relationships, connections to or assets in Russia, Belarus or Ukraine. No impairments to assets have been made due to the conflict. The global oil industry has been impacted by this situation, but the Company's operations and business in the Middle East has not been disrupted to date. The increase in oil producing activities in the United States has benefitted the Company's operations. We are unable at this time to know the full ramifications of the Russia – Ukraine conflict and its effects on our business.

Inflationary and/or recessionary factors relating to the oil and gas industry may directly affect the Company's operations. The increased demand for oil and gas production has benefited the Company's operations. The Company is not immune to the effects of inflation on its labor requirements, supply chain and costs of revenues. The Company continues to monitor these economic trends as part of its strategic forward planning.

The total U.S. rig count as reported by Baker Hughes as of March 3, 2023 was 749 rigs, an increase of 99 rigs from the rig count as of December 31, 2021.

The Middle East market began to improve during 2022 after a slow rebound from the COVID-19 impact. Total rig count in that region as of February 28, 2023 was 327 compared with 282 at the same time last year.

How We Generate our Revenue

We are a drilling and completion tool technology company. We generate revenue from the refurbishment, manufacturing, repair, rental and sale of drill string tools. Our manufactured products are produced in a standard manufacturing operation, even when produced to our customer's specifications. We also earn royalty fees under certain arrangements for certain tools we sell.

Tool sales, rentals and other related revenue

Tool and Product Sales: Revenue for tool and product sales is recognized upon shipment of tools or products to the customer. Shipping and handling costs related to tool and product sales are recorded gross as a component of both the sales price and cost of the product sold.

Tool Rental: Rental revenue is recognized upon completion of the customer's job for which the tool was rented. While the duration of the rental will vary by job and number of runs, these rentals are generally less than one month. The rental agreements are typically based on the price per run or footage drilled and do not have any minimum rental payments or term.

Other Related Revenue: We receive revenue from the repair of tools upon delivery of the repaired tool to the customer. We earn royalty commission revenue when our customer invoices their customer for the use of our tools.

Contract Services

Drill Bit Manufacturing and Refurbishment: We recognize revenue for our PDC drill bit services upon transfer of control, which we have determined to be upon shipment of the product. Shipping and handling costs related to refurbishing services are paid directly by the customer at the time of shipment. We also provide contracting manufacturing services to customers.

Costs of Conducting Our Business

Cost of revenue is comprised of direct and indirect costs to manufacture, repair and supply our products, including labor, materials, utilities, equipment repair, lease expense related to our facilities, supplies and freight.

Selling, general and administrative expense is comprised of costs such as new business development, technical product support, research and development costs, compensation expense for general corporate operations including accounting, human resources, risk management, etc., information technology expenses, safety and environmental expenses, legal and professional fees and other related administrative functions.

Other income (expense), net is comprised primarily of interest expense associated with outstanding borrowings net of interest income, impairment of asset held for sale and losses on disposition of assets.

RESULTS OF OPERATIONS

The following table represents our consolidated statement of operations for the periods indicated:

| | Year Ended December 31, | | | |
	2022		2021	
Revenue				
Tool Revenue	$ 12,351,944	65%	$ 9,244,482	69%
Contract Services	6,745,743	35%	4,091,667	31%
Total Revenue	19,097,687	100%	13,336,149	100%
Operating cost and expenses				
Cost of revenue	8,330,877	44%	5,618,844	42%
Selling, general, and administrative expenses	7,326,384	38%	6,200,522	46%
Depreciation and amortization expense	1,503,976	8%	2,103,534	16%
Total operating cost and expenses	17,161,237	90%	13,922,900	104%
Operating income (loss)	1,936,450	10%	(586,751)	-4%
Other income (expense)				
Interest income	26,675	0%	228	0%
Interest expense	(572,624)	-3%	(539,390)	-4%
Recovery of related party note receivable	-	0%	707,112	5%
Impairment on asset held for sale	(130,375)	-1%	-	0%
Loss on disposition of assets	-	0%	(249)	0%
Total other income (expense)	(676,324)	-4%	167,701	1%
Income (loss) before income taxes	1,260,126	7%	(419,050)	-3%
Income tax expense	(194,969)	-1%	(110,751)	-1%
Net income (loss)	$ 1,065,157	6%	$ (529,801)	-4%

Comparison of the years ended December 31, 2022 and 2021

Revenue

Our revenue increased approximately $5,762,000, or 43%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was driven by approximately $3,107,000, or 34%, increase in tool revenue compared to the prior year reflecting the strong market share of the DNR in the U.S. and expansion of our business in the Middle East which contributed approximately $463,000 of the increase in tool revenue. Contract services revenue increased by $2,654,000, or 65%, over the prior year, primarily due to expansion of services for our major customer and increased activity in the oil field industry.

Operating Costs and Expenses

Cost of Revenue

Cost of revenue increased approximately $2,712,000, or 48%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was driven by higher volume sold, consistent with the 43% increase in revenue compared with the prior year. In addition, costs have increased from impacts of inflation and supply chain constraints. International cost of revenue increased 18% in 2022 due to higher payroll costs and additional facility expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses increased approximately $1,126,000, or 18%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was the result of increased payroll costs primarily attributable to reinstatement of executive management salaries and increased legal fees during the year ended December 31, 2022.

Depreciation and amortization expenses

Depreciation and amortization expenses decreased approximately $600,000, or 29%, for the year ended December 31, 2022 compared with the year ended December 31, 2021. The decrease was primarily due to a portion of the intellectual property intangible balance that reached its full amortization in May 2021.

Other Income (Expenses)

Interest Income

Interest income increased approximately $26,000, or 11,600%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase is due to an increase in interest rates earned on the cash balance held in interest bearing accounts.

Interest Expense

Interest expense decreased approximately $33,000, or 6%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease in interest expense was due primarily to the lower balance outstanding on the Hard Rock Note, which was fully repaid in October 2022.

Recovery of related party note receivable

Recovery of related party note receivable was approximately $707,000 for the year ended December 31, 2021 pertaining to partial recovery of the related party note receivable (Tronco note – See Note 6 – Related Party Transactions to the financial statements). There was no such recovery for the year ended December 31, 2022.

Impairment on Asset Held for Sale

Impairment on asset held for sale was approximately $130,000 for the year ended December 31, 2022. In December 2022, the Company entered into an agreement to sell certain equipment, which closed in January 2023. As such, management made adjustments to reflect the fair value of this equipment as of December 31, 2022.

Loss on Disposition of Assets

Loss on disposition of assets was $249 for the year ended December 31, 2021.

Liquidity and Capital Resources

At December 31, 2022, we had working capital of approximately $4,457,000. Our principal uses of cash are operating expenses, working capital requirements, capital expenditures and debt service payments. Our operational and financial strategies include managing our operating costs and capital spending to reflect revenue trends, accelerating collections of international receivables, and controlling our working capital and debt to enhance liquidity. We will continue to work to grow revenue and manage costs and expect to be cash flow positive in 2023. If we are unable to do this, we may not be able to, among other things, (i) maintain our current general and administrative spending levels; (ii) fund certain obligations as they become due; and (iii) respond to competitive pressures or unanticipated capital requirements. We cannot provide any assurance that financing will be available to us in the future on acceptable terms.

Credit Agreement

We have a Loan and Security Agreement with Austin Financial Services, Inc. ("AFS") (the "Credit Agreement"). The Credit Agreement provides a $4,300,000 credit facility, which includes a $800,000 term loan (the "Term Loan") and a $3,500,000 line of credit (the "Line of Credit"). As of December 31, 2022, we had approximately $814,000 outstanding on the Line of Credit and nothing outstanding on the Term Loan. Amounts outstanding under the Line of Credit at any time may not exceed the sum of: (a) up to 85% of accounts receivable or such lesser percentage as AFS in its sole discretion may deem appropriate if it determines that there has been a material adverse effect (less a dilution reserve as determined by AFS in its sole good faith discretion), plus (b) the lesser of (i) up to 50% of inventory or such lesser percentage as AFS in its sole discretion may deem appropriate if it determines that there has been a material adverse effect, or (ii) the inventory sublimit, minus (c) the borrowing base reserve as may be determined from time to time by AFS. A collateral management fee is payable monthly on the used portion of the Line of Credit and Term Loan. If our aggregate borrowings are less than $1,000,000, we still pay interest as if we had borrowed $1,000,000. At December 31, 2022, we had approximately $10,200 of accrued interest related to the Line of Credit.

The interest rate for the Term Loan and the Line of Credit is prime plus 2%. At December 31, 2022, the interest rate was 12.28%, which includes a 3.6% management fee rate. The obligations of the Company under the agreement are secured by a security interest in substantially all of the tangible and intangible assets of the Company, other than any assets owned by the Company that constitute real property (and fixtures affixed to such real property), certain excluded equipment, intellectual property, or aircraft. The Credit Agreement matured on February 20, 2023 and automatically renewed for one additional year. Cancellation is allowed with a 60-day notice.

Financing Obligation Liability

On December 7, 2020, the Company closed a sale-leaseback agreement for its headquarters and manufacturing facilities. Under the terms of the transaction, the Company sold the property for $4.45 million and simultaneously entered into a 15-year lease. After fees, the Company netted approximately $4.26 million in proceeds of which $2.64 million was used to repay in full the outstanding mortgage on the property. Under the lease agreement, the Company has an option to extend the term of the lease and to repurchase the property. Due to this repurchase option, the Company was unable to account for the transfer as a sale under ASC Topic 842, Leases, and as such, the transaction is a failed sale-leaseback that is accounted for as a financing transaction.

Machinery Loans

The Company financed a purchase of machinery and equipment in 2019. This equipment was impaired and held as an asset for sale at the end of 2022. The equipment was sold in January 2023 and the loan was paid in full on December 29, 2022. The balance of this equipment loan totaled $357,963 as of December 31, 2021.

The Company also financed the purchase of machinery and equipment in July 2022. The term of the loan is 60 months and matures in July 2027. The loan has an interest rate of 5.50%. The balance of the equipment loan totaled $620,176 as of December 31, 2022.

Insurance Loan

In June 2022, the Company financed insurance premiums with a loan agreement. In September 2022 an additional insurance amount was added to the loan. The loan matures in March 2023. The balance of the insurance loan totaled $156,949 as of December 31, 2022.

The Company had no off balance sheet arrangements.

Cash Flow

| | Year Ended December 31, | |
	2022	2021
Net cash provided by operating activities	$ 3,547,404	$ 526,156
Net cash used in investing activities	(3,330,206)	(886,718)
Net cash (used in) provided by financing activities	(881,273)	1,221,221
Net (decrease) increase in cash	$ (664,075)	$ 860,659

Operating Cash Flows

For the year ended December 31, 2022, net cash provided by operating activities was approximately $3,547,000. The Company had approximately $1,065,000 of net income, $2,658,000 of non-cash expenses, $675,000 increase in deferred income, offset by $850,000 decrease in working capital accounts.

For the year ended December 31, 2021, net cash provided by our operating activities was approximately $526,000. The Company had approximately $530,000 of net loss, an approximately $1,526,000 increase in accounts receivable, an approximately $144,000 increase in inventories, which were offset in part by depreciation and amortization expense of approximately $2,104,000 and share-based compensation expense of approximately $757,000.

Investing Cash Flows

For the year ended December 31, 2022, net cash used in investing activities was approximately $3,330,000, primarily related to purchases of property, plant and equipment.

For the year ended December 31, 2021, net cash used in investing activities was approximately $867,000. The Company used approximately $937,000 for property, plant and equipment purchases, offset in part by proceeds from the sale of fixed assets of approximately $50,000.

Financing Cash Flows

For the year ended December 31, 2022, net cash used in financing activities was approximately $881,000, primarily related to principal payments on debt of approximately $1,695,000, proceeds from debt borrowings of approximately $997,000 and net payments on the Line of Credit of $184,000.

For the year ended December 31, 2021, net cash provided by our financing activities was approximately $1,221,000 and primarily related to proceeds the sale of common stock of $1,697,000. Total payments on debt, net of borrowings, were $476,000 consisting of principal payments on debt of $1,278,000, and a net borrowing on the Line of Credit of $802,000.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. While we believe that the estimates and assumptions used in the preparation of our consolidated financial statements are appropriate, actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements. Our estimates and assumptions are evaluated periodically and adjusted when necessary. Described below are the most significant policies we apply in preparing our consolidated financial statements, some of which are subject to alternative treatment under GAAP. We also describe the most significant estimates and assumptions we make in applying these policies. See Note 1 to our consolidated financial statements.

Revenue Recognition

We account for revenue in accordance with Accounting Standard Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"), except for tool rental revenue. Under ASC 606 revenue is measured based on a consideration specified in a customer's contract, excluding any sale incentives and taxes collected on behalf of third parties. Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive for those goods or services. To recognize revenue, we (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy the performance obligation(s). Shipping and handling costs incurred are accounted for as fulfillment costs and are included in cost of revenues in the statements of operations.

Share-Based Compensation

Share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized ratably as an expense over the vesting period of the award. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the use of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Management uses the Black-Scholes option pricing model to value award grants and determine the related compensation expense. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and management uses different assumptions, the Company's share-based compensation expense could be materially different in the future. The Company expects to continue to grant share-based awards in the future, and to the extent that the Company does, its actual share-based compensation expense recognized in future periods will likely increase.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generally due within 60 days and 90 days of the invoice date for domestic and international customers, respectively. No interest is charged on past-due balances. We grant credit to our customers based upon an evaluation of each customer's financial condition. We periodically monitor the payment history and ongoing creditworthiness of our customers. An allowance for doubtful accounts is established at a level estimated by management to be adequate based upon various factors including historical experience, aging status of customer accounts, payment history and financial condition of our customers. The allowance for doubtful accounts was $0 at both December 31, 2022 and 2021.

Substantially all of our revenue is derived from our refurbishing of PDC drill bits for Baker Hughes and from DTI when we 1) sell the Drill-N-Ream tool, 2) repair drilling bits and the Drill-N-Ream tool, and 3) earn royalty on our customer's rental of the Drill-N-Ream tool to the end user. Internationally our revenue is derived from the rental of our Drill-N-Ream tool to large oilfield service companies. While our credit risk is concentrated, all of our customers have historically had excellent payment history. Management monitors accounts receivable collections on a weekly basis.

Valuation of Inventories

Inventories consist of raw materials, work-in-process and finished goods and are stated at the lower of cost, determined using the weighted-average cost method, or net realizable value. Finished goods inventories include raw materials, direct labor and production overhead. The Company regularly reviews inventories on hand and current market conditions to determine if the cost of finished goods inventories exceed current market prices and impairs the cost basis of the inventory accordingly. The Company wrote off $0 related to slow moving inventory during the years ended December 31, 2022 and 2021.

Related Party Note Receivable

In January 2014, we entered into a Note Purchase and Sale Agreement under which we agreed to purchase a loan made to Tronco Energy Corporation ("Tronco"), a party related to us through common control, in order to take over the legal position as Tronco's senior secured lender. That agreement provided that, upon our full repayment of the Tronco loan from the proceeds of our initial public offering, the lender would assign to us all of its rights under the Tronco loan, including all of the collateral documents. On May 30, 2014, we closed our purchase of the Tronco loan for a total payoff of $8.3 million, including principal, interest, and early termination fees.

The Meier Guaranties were determined not to be substantive based on GAAP that states that the substance of a personal guarantee depends on the ability of the guarantor to perform, the practicality of enforcing the guarantee, and the demonstrated intent to enforce the guarantee. Since the Company did not demonstrate intent by either enforcing the redemption of collateral or the guarantees by the borrowers to repay the loan when the related party note receivable was due and payable on December 31, 2017 and instead modified the loan by extending the payment term, the Company determined the guarantees are not substantive and therefore should not serve as the basis for concluding the loan is well secured and collateralized. As a result, the Company fully reserved the related party note receivable effective August 2017. The Company continues to hold the 8,267,860 shares of the Company's common stock as collateral. The Company will record a recovery of the loan upon receiving repayment of the note, but there is no guarantee a full recovery of the loan will occur.

On January 31, 2023, the Company entered into a second amended and restated loan agreement and note with Tronco to extend the maturity date of the principal to March 31, 2023.

Government Grant

The Company applied for and received a grant award of up to $750,000 from the State of Utah's Manufacturing Modernization Grant Program. The program helps develop manufacturing industry in the state. Current GAAP has no specific authoritative guidance on the accounting for government assistance received by business entities. However, Accounting Standard Codification ("ASC") 105 describes the decision-making framework for determining the guidance to apply when guidance is not specified by GAAP. ASC 105 points to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and ASC 958-605, Not-for-Profit Entities - Revenue Recognition, that require conditions of the grant to be met in order to recognize the income.

During 2022, the Company met the conditions of the grant and, therefore, recorded the initial grant funding totaling $675,000 as deferred income on the balance sheet, as portions of the grant are approved by the State of Utah. Income will be recognized on a straight-line basis over the life of the asset once all project requirements, such as employee training and installation of the equipment, have been completed.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not maintain any derivative instruments such as interest rate swap arrangements, hedging contracts, futures contracts or the like.

Concentration of Credit Risk

We are dependent on a limited number of significant customers. For the year ended December 31, 2022, the Company had two significant customers that represented 88% of our revenue. These customers had approximately $1,751,000 in accounts receivable at December 31, 2022. For the year ended December 31, 2021, the Company had two significant customers that represented 87% of our revenue. These customers had approximately $1,910,000 in accounts receivable at December 31, 2021.

Developing new products and tools and selling more existing products to additional customers continues to be a strategic initiative which we believe will broaden our customer base, which should have a positive effect on diversifying our concentration of credit risk.

For the year ended December 31, 2022, the Company had two vendors that represented 12% of our purchases. These vendors had approximately $74,000 in accounts payable at December 31, 2022. For the year ended December 31, 2021, the Company had two vendors that represented 13% of our purchases. These vendors had approximately $136,000 in accounts payable at December 31, 2021.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS

SUPERIOR DRILLING PRODUCTS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Superior Drilling Products, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Superior Drilling Products, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the *consolidated financial statements*). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Moss Adams LLP

Dallas, Texas
March 15, 2023

We have served as the Company's auditor since 2017.

SUPERIOR DRILLING PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 and 2021

		December 31,		
		2022		**2021**
ASSETS				
Current assets				
Cash	$	2,158,025	$	2,822,100
Accounts receivable		3,241,221		2,871,932
Prepaid expenses		367,823		435,595
Inventories		2,081,260		1,174,635
Asset held for sale		216,000		-
Other current assets		140,238		55,159
Total current assets		8,204,567		7,359,421
Property, plant and equipment, net		8,576,851		6,930,329
Intangible assets, net		69,444		236,111
Right of use assets		638,102		20,518
Other noncurrent assets		111,519		65,880
Total assets	$	17,600,483	$	14,612,259
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	1,043,581	$	1,139,091
Accrued expenses		891,793		467,462
Income tax payable		351,618		206,490
Current portion of operating lease liability		44,273		13,716
Current portion of financial obligation		74,636		65,678
Current portion of long-term debt, net of discounts		1,125,864		2,195,759
Other current liabilities		216,000		-
Total current liabilities		3,747,765		4,088,196
Operating lease liability, less current portion		523,375		6,802
Long-term financial obligation, less current portion		4,038,022		4,112,658
Long-term debt, less current portion, net of discounts		529,499		256,675
Deferred income		675,000		-
Total liabilities		9,513,661		8,464,331
Commitments and contingencies (Note 10)				
Shareholders' equity				
Common stock - $0.001 par value; 100,000,000 shares authorized; 29,245,080 and 28,235,001 shares issued and outstanding, respectively		29,245		28,235
Additional paid-in-capital		43,943,928		43,071,201
Accumulated deficit		(35,886,351)		(36,951,508)
Total shareholders' equity		8,086,822		6,147,928
Total liabilities and shareholders' equity	$	17,600,483	$	14,612,259

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR DRILLING PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

	Year Ended December 31,	
	2022	**2021**
Revenue	$ 19,097,687	$ 13,336,149
Operating cost and expenses		
Cost of revenue	8,330,877	5,618,844
Selling, general, and administrative expenses	7,326,384	6,200,522
Depreciation and amortization expense	1,503,976	2,103,534
Total operating cost and expenses	17,161,237	13,922,900
Operating income (loss)	1,936,450	(586,751)
Other income (expense)		
Interest income	26,675	228
Interest expense	(572,624)	(539,390)
Recovery of related party note receivable	-	707,112
Impairment on asset held for sale	(130,375)	-
Loss on disposition of assets	-	(249)
Total other income (expense)	(676,324)	167,701
Income (loss) before income taxes	1,260,126	(419,050)
Income tax expense	(194,969)	(110,751)
Net income (loss)	$ 1,065,157	$ (529,801)
Earnings (loss) per common share - basic	$ 0.04	$ (0.02)
Weighted average common shares outstanding - basic	28,643,464	26,391,538
Earnings (loss) per common share - diluted	$ 0.04	$ (0.02)
Weighted average common shares outstanding - diluted	28,675,100	26,391,538

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR DRILLING PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

| | Common Stock | | Additional Paid-in | Accumulated | Total Shareholders' |
	Shares	Par Value	Capital	Deficit	Equity
Balance - December 31, 2020	25,762,342	$ 25,762	$40,619,620	$ (36,421,707)	$ 4,223,675
Share-based compensation expense	733,528	734	756,009	-	756,743
Common stock issuance	1,739,131	1,739	1,695,572	-	1,697,311
Net loss	-	-	-	(529,801)	(529,801)
Balance - December 31, 2021	28,235,001	28,235	43,071,201	(36,951,508)	6,147,928
Share-based compensation expense	1,010,079	1,010	872,727	-	873,737
Net income	-	-	-	1,065,157	1,065,157
Balance - December 31, 2022	29,245,080	$ 29,245	$43,943,928	$ (35,886,351)	$ 8,086,822

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR DRILLING PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Year Ended December 31,	
	2022	**2021**
Cash Flows from Operating Activities		
Net income (loss)	$ 1,065,157	$ (529,801)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization expense	1,503,976	2,103,534
Amortization of right-of-use assets	131,093	-
Share-based compensation expense	873,737	756,743
Impairment on asset held for sale	130,375	-
Loss on disposition of assets	-	249
Amortization of deferred loan cost	18,524	18,522
Changes in operating assets and liabilities:		
Accounts receivable	(369,289)	(1,526,310)
Inventories	(906,625)	(143,590)
Prepaid expenses and other current assets	(62,946)	(338,255)
Accounts payable, accrued expenses, and other liabilities	127,274	85,020
Income tax payable	145,128	100,044
Other current liabilities	216,000	-
Deferred income	675,000	-
Net cash provided by operating activities	3,547,404	526,156
Cash Flows From Investing Activities		
Purchases of property, plant and equipment	(3,330,206)	(936,718)
Proceeds from sale of fixed assets	-	50,000
Net cash used in investing activities	(3,330,206)	(886,718)
Cash Flows from Financing Activities		
Principal payments on debt	(1,694,730)	(1,277,730)
Proceeds received from debt borrowings	997,134	-
Payments on revolving loan	(817,113)	(895,787)
Proceeds received from revolving loan	633,436	1,697,427
Proceeds from issuance of common stock	-	1,697,311
Net cash (used in) provided by financing activities	(881,273)	1,221,221
Net (decrease) increase in cash	(664,075)	860,659
Cash at beginning of period	2,822,100	1,961,441
Cash at end of period	$ 2,158,025	$ 2,822,100

SUPERIOR DRILLING PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Year Ended December 31,			
		2022		2021
Supplemental information:				
Cash paid for interest	$	566,336	$	530,898
Cash paid for income taxes	$	-	$	-
Non-Cash item related to deferred income	$	675,000	$	-
Right of use assets obtained in exchange for lease obligations	$	749,718	$	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Superior Drilling Products, Inc. (the "Company", "SDPI", "we", "our" or "us") is an innovative drilling and completion tool technology company providing cost saving solutions that drive production efficiencies for the oil and natural gas drilling industry. Our drilling solutions include the patented Drill-N-Ream® well bore conditioning tool ("Drill-N-Ream tool") and the patented Strider™ Drill String Oscillation System technology ("Strider technology" or "Strider"). In addition, the Company is a manufacturer and refurbisher of PDC (polycrystalline diamond compact) drill bits for a leading oil field services company. We operate a state-of-the-art drill tool fabrication facility, where we manufacture solutions for the drilling industry, as well as customers' custom products. Our headquarters and manufacturing operations are located in Vernal, Utah.

Our subsidiaries include (a) Superior Drilling Solutions, LLC ("SDS") (previously known as Superior Drilling Products, LLC), a Utah limited liability company, together with its wholly owned subsidiary Superior Design and Fabrication, LLC ("SDF"), a Utah limited liability company, (b) Extreme Technologies, LLC("ET"), a Utah limited liability company, (c) Meier Properties Series, LLC ("MPS"), a Utah limited liability company, (d) Meier Leasing, LLC ("ML"), a Utah limited liability company, and (e) Hard Rock Solutions, LLC ("HR" or "Hard Rock").

Basis of Presentation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Superior Drilling Products Inc. and all of its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation. The Company does not have investments in any unconsolidated subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant items subject to estimates and assumptions include the carrying amount and useful lives of property and equipment and intangible assets, impairment assessments, share-based compensation expense, and valuation allowances for accounts receivable, inventories, and deferred tax assets.

Revenue Recognition

We account for revenue in accordance with Accounting Standard Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"), except for tool rental revenue. Under ASC 606 revenue is measured based on a consideration specified in a customer's contract, excluding any sale incentives and taxes collected on behalf of third parties. Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive for those goods or services. To recognize revenue, we (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy the performance obligation(s). Shipping and handling costs incurred are accounted for as fulfillment costs and are included in cost of revenues in the statements of operations.

Tool sales, rentals and other related revenue

Tool and Product Sales: Revenue is recognized upon shipment of tools or products to the customer. Shipping and handling costs related to tool and product sales are recorded gross as a component of both the sales price and cost of the product sold.

Tool Rental: Tool rental revenue is recognized under ASC Topic 842, Leases ("ASC 842"). While the duration of the rents varies by job and number of runs, the rental terms are generally less than one month; are typically based on the price per run or footage drilled; and do not have any minimum rental payments or term. Tool rental revenue is recognized upon completion of the customer's job for which the tool was rented.

Other Related Revenue: We receive revenue from the repair of tools and recognize revenue upon delivery of the repaired tool to the customer. We earn royalty commission revenue when our customer invoices their customer for the use of our tools.

Contract Services

Drill Bit Manufacturing and Refurbishment: We recognize revenue for our PDC drill bit services upon transfer of control, which we determined to be the shipping point. Shipping and handling costs related to refurbishing services are paid directly by the customer at the time of shipment. By contract, we can only refurbish and manufacture oil or gas drill bits for Baker Hughes, but we are not contractually prohibited from manufacturing drill bits for the mining industry.

Our revenue is derived from short-term contracts. Revenue is recognized when we satisfy a performance obligation by transferring control of the promised goods or services to our customers at a point in time, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. We also assess our customer's ability and intention to pay, which is based on a variety of factors including our customer's historical payment experience and financial condition. Payment terms and conditions vary, although terms generally include a requirement of payment within 30 days.

Revenue generally does not include right of return or other significant post-delivery obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. We elected to treat shipping and handling costs as a fulfillment cost instead of as a separate performance obligation. We recognize the cost for shipping and handling when incurred as an expense in cost of revenue.

All of our contracts are less than one year in duration. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Cash

We maintain cash deposits with financial institutions that may exceed federally insured limits at times. We have chosen credible institutions and believe our risk of loss is negligible.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, payables, and bank debt. The Company believes that the carrying values of these instruments on the accompanying consolidated balance sheets approximate their fair values due to the relatively short period to maturity for these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Domestically, accounts receivable are generally due within 60 days of the invoice date. Internationally, our due date terms are generally 90 days from the invoice date. No interest is charged on past-due balances. We grant credit to our customers based upon an evaluation of each customer's financial condition. We periodically monitor the payment history and ongoing creditworthiness of our customers. An allowance for doubtful accounts is established at a level estimated by management to be adequate based upon various factors including historical experience, aging status of customer accounts, payment history and financial condition of our customers. The allowance for doubtful accounts was $0 as of both December 31, 2022 and 2021. Accounts receivable was $1,345,622 as of December 31, 2020.

Inventories

Inventories consist of raw materials, work-in-process and finished goods and are stated at the lower of cost, determined using the weighted-average cost method, or net realizable value. Finished goods inventories include raw materials, direct labor and production overhead. The Company regularly reviews inventories on hand and current market conditions to determine if the cost of finished goods inventories exceed current market prices and impairs the cost basis of the inventory accordingly.

Assets Held for Sale

The Company classifies disposal groups as held for sale in the period in which all of the following criteria are met: (1) management, having the authority to approve the action, commits to a plan to sell the disposal group; (2) the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups; (3) an active program to locate a buyer or buyers and other actions required to complete the plan to sell the disposal group have been initiated; (4) the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale, within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the disposal group beyond one year; (5) the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A disposal group that is classified as held for sale is initially measured at the lower of its carrying amount or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met.

Subsequent changes in the fair value of a disposal group less any costs to sell are reported as an adjustment to the carrying amount of the disposal group, as long as the new carrying amount does not exceed the carrying amount of the asset at the time it was initially classified as held for sale. Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group for all periods presented in the line items assets held for sale and liabilities held for sale, respectively, in the consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. The cost of ordinary maintenance and repair is charged to operating expense, while replacement of critical components and major improvements are capitalized. Depreciation or amortization of property and equipment is calculated using the straight-line method over the asset's estimated useful life as follows:

Buildings and leasehold improvements	2-39 years
Machinery, equipment and rental tools	18 months -10 years
Office equipment, fixtures and software	3-7 years
Transportation equipment	5 - 30 years

Property, plant and equipment is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of an asset or asset group may not be recoverable. Indicative events or circumstances include, but are not limited to, matters such as a significant decline in market value or a significant change in business climate. An impairment loss is recognized when the carrying value of an asset exceeds the estimated undiscounted future cash flows from the use of the asset and its eventual disposition. The amount of impairment loss recognized is the excess of the asset's carrying value over its fair value. Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell. Upon sale or other disposition of an asset, the Company recognizes a gain or loss on disposal measured as the difference between the net carrying value of the asset and the net proceeds received.

Intangible Assets

The Company's intangible assets with finite lives consist of developed technology, customer contracts and relationships, and trade names and trademarks.

The cost of intangible assets with finite lives is amortized using the straight-line method over the estimated period of economic benefit, ranging from 5 to 9 years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. The Company assesses the recoverability of the carrying amount by preparing estimates of future revenue, margins, and cash flows. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, an impairment loss is recognized. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models.

Leases

We account for leases in accordance with ASC Topic 842 - Leases ("ASC 842"), which requires assets and liabilities that arise from all leases to be recognized on the balance sheet for lessees and expanded financial statement disclosures for both lessees and lessors. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the condensed consolidated balance sheet and are expensed on a straight-line basis over the lease term in the condensed consolidated statement of operations.

The Company determines whether a contract is a lease, or contains a lease, at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The Company discounts lease payments based on an estimate of its incremental borrowing rate as the Company's leases do not provide a readily determinable implicit rate. Operating lease assets and liabilities are included on our consolidated balance sheets. Operating lease expense (excluding variable lease costs) is recognized on a straight-line basis over the lease term.

Research and Development

We expense research and development costs as they are incurred. For the years ended December 31, 2022 and 2021, these expenses were approximately $436,000 and $487,000, respectively, and include payroll for engineers, materials for the Strider technology, and third-party engineering costs. The prior year amount has been reclassified to conform to the current year presentation and these costs are included in the selling, general, and administrative expenses in the consolidated statement of operations.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding, including potentially dilutive common share equivalents, if the effect is dilutive. Potentially dilutive common shares equivalents include stock options.

Income Taxes

The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the asset or liabilities are recovered or settled and for operating loss carry forwards. These deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse and the carry forwards are expected to be realized. Deferred tax assets are reviewed periodically for recoverability and a valuation allowance is provided as necessary.

Debt Issuance Costs

Costs related to debt issuance are capitalized and amortized as interest expense over the term of the related debt using the straight-line method, which approximates the effective interest method. Upon the repayment of debt, the Company accelerates the recognition of an appropriate amount of the costs as interest expense. Debt issuance costs are presented as a direct reduction from the carrying amount of the note payable. For the years ended December 31, 2022 and 2021, the amortized debt issuance costs were $3,087 and $18,522, respectively.

Share-Based Compensation

Share-based compensation expense related to stock option and restricted stock awards is recognized based on the grant-date fair values. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

Concentrations of Credit Risk

The Company has two significant customers that represent 88% and 87% of our revenue for our North America segment for the years ended December 31, 2022 and 2021, respectively. These customers had approximately $1,751,000 and $1,910,000 in accounts receivable at December 31, 2022 and 2021, respectively.

The Company had two significant vendors that represent 12% of our purchases and had approximately $74,400 in accounts payable at December 31, 2022. The Company had two significant vendors that represented 13% of its purchases and had approximately $136,000 in accounts payable at December 31, 2021.

Government Grant

The Company applied for and received a grant award of up to $750,000 from the State of Utah's Manufacturing Modernization Grant Program. The program helps develop manufacturing industry in the state. Current GAAP has no specific authoritative guidance on the accounting for government assistance received by business entities. However, Accounting Standard Codification ("ASC") 105 describes the decision-making framework for determining the guidance to apply when guidance is not specified by GAAP. ASC 105 points to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and ASC 958-605, Not-for-Profit Entities - Revenue Recognition, that require conditions of the grant to be met in order to recognize the income.

During 2022, the Company met the conditions of the grant and received the initial grant funding totaling $675,000. As of December 31, 2022 project requirements, such as employee training and installation and operation of the equipment, had not been completed and, as such, the entire funded amount of $675,000 was included as deferred income on the balance sheet. Income will be recognized on a straight-line basis over the life of the asset once all project requirements are met.

Foreign currency transactions

Foreign currency transactions are initially measured and recorded in U.S. dollars using the exchange rate on the date of the transaction. Foreign currency denominated monetary assets and liabilities are measured at the end of each reporting period using the exchange rate at that date. Gains and losses from foreign currency transactions, which are included in selling, general, and administrative expenses, have not been significant in any of the periods presented. Nonmonetary assets and liabilities are not subsequently remeasured.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that we have not yet adopted that we believe will have a material effect on our financial statements.

NOTE 2. REVENUE

Disaggregation of Revenue

The following table presents revenue disaggregated by type:

		Year Ended December 31,		
		2022		**2021**
Tool Revenue:				
Tool and product sales	$	3,157,710	$	2,610,500
Tool rental		2,180,428		1,716,556
Other related revenue		7,013,806		4,917,426
Total Tool Revenue		12,351,944		9,244,482
Contract Services		6,745,743		4,091,667
Total Revenue	$	19,097,687	$	13,336,149

Contract Balances

Under our sales contracts, we invoice customers after our performance obligations have been satisfied, at which point payment is unconditional. Accordingly, our contracts do not give rise to contract assets or liabilities under ASC 606.

Contract Costs

We do not incur any material costs of obtaining contracts.

NOTE 3. INVENTORIES

Inventories were comprised of the following:

	December 31,		
	2022		**2021**
Raw material	$ 1,334,669	$	769,547
Work in progress	168,214		65,945
Finished goods	578,377		339,143
Total inventories	$ 2,081,260	$	1,174,635

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment was comprised of the following:

	December 31,		
	2022		**2021**
Land	$ 880,416	$	880,416
Buildings	4,764,441		4,764,441
Leasehold improvements	755,039		755,039
Machinery, equipment, and rental tools	14,546,060		12,207,497
Office equipment, fixtures and software	628,358		628,358
Transportation assets	265,760		265,760
Property, plant and equipment, gross	21,840,074		19,501,511
Accumulated depreciation	(13,263,223)		(12,571,182)
	$ 8,576,851	$	6,930,329

Depreciation expense related to property, plant and equipment for the years ended December 31, 2022 and 2021 was $1,337,309 and $1,520,201 respectively.

NOTE 5. INTANGIBLE ASSETS

Intangible assets were comprised of the following:

	December 31,		
	2022		**2021**
Developed technology	$ 7,000,000	$	7,000,000
Customer contracts	6,400,000		6,400,000
Trademarks	1,500,000		1,500,000
	14,900,000		14,900,000
Accumulated amortization	(14,830,556)		(14,663,889)
	$ 69,444	$	236,111

Amortization expense related to intangible assets for the years ended December 31, 2022 and 2021 was $166,667 and $583,333, respectively.

These intangible assets have been amortized using the straight-line method over their expected useful lives, which range from 5 to 9 years. The Company will recognize amortization expense of $69,444 for the year ending December 31, 2023.

NOTE 6. RELATED PARTY NOTE RECEIVABLE

In January 2014, we entered into a Note Purchase and Sale Agreement under which we agreed to purchase a loan made to Tronco Energy Corporation in order to take over the legal position as Tronco's senior secured lender. Tronco is an entity owned by Troy and Annette Meier. Effective August 2017, the Company fully reserved the related party note receivable of $6,979,043, which reduced the related party note receivable balance to $0. The Company continues to hold the 8,267,860 shares of the Company's common stock as collateral. The Company will record a recovery of the loan upon receiving repayment of the note or interest in other income. On July 7, 2020, the Company entered into an amended and restated loan agreement and note with Tronco changing the payment terms on the note. As amended, the interest rate on the note is fixed at 2% per annum. On January 31, 2023, the Company entered into a second amended and restated loan agreement and note with Tronco to extend the maturity date of the principal to March 31, 2023. The Tronco note balance, including accrued interest, was approximately $6,884,000 and $6,749,000 as of December 31, 2022 and 2021, respectively.

NOTE 7. LEASES

The Company leases certain facilities Utah and Dubai under long-term operating leases with lease terms of one year to two years. The lease expense and the cash paid under operating leases was $140,539 and $7,200 for the years ended December 31, 2022 and 2021, respectively.

The following table presents the maturities of lease liabilities:

Fiscal year ending December 31,		Operating Leases
2023	$	173,339
2024		243,794
2025		130,454
2026		60,000
2027		40,000
Thereafter		-
Total undiscounted lease payments		647,587
Less: Imputed lease interest		(79,939)
Total lease liabilities	$	567,648

Other information related to operating leases:

		Year Ended December 31,		
		2022		**2021**
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows	$	216,394	$	48,621
Weighted average remaining lease-term (in years)		2.86		0.97
Weighted average discount rate		7.25%		7.25%

NOTE 8. LONG-TERM DEBT

Long-term debt is comprised of the following:

| | December 31, | |
	2022	**2021**
Hard Rock Note	$ -	$ 750,000
Credit Agreement	813,713	1,312,194
Machinery loans	664,674	357,963
Transportation loan	20,027	32,277
Insurance loan	156,949	-
	1,655,363	2,452,434
Current portion of long-term debt	(1,125,864)	(2,195,759)
	$ 529,499	$ 256,675

Credit Agreement

In February 2019, the Company entered into a Loan and Security Agreement (the "Credit Agreement") with Austin Financial Services, Inc. ("AFS"). The Credit Agreement provides a $4,300,000 credit facility, which includes a $800,000 term loan (the "Term Loan") and a $3,500,000 line of credit (the "Line of Credit"). The Credit Agreement matures on February 20, 2023, subject to early termination pursuant to the terms of the agreement or extension as may be agreed by the parties. This credit agreement automatically renewed on February 20, 2023 for one additional year. Cancellation is allowed with a 60-day notice. As of December 31, 2022, we had $813,713 outstanding on the Line of Credit and no balance outstanding on the Term Loan.

Amounts outstanding under the Line of Credit at any time may not exceed the sum of: (a) up to 85% of accounts receivable or such lesser percentage as AFS in its sole discretion may deem appropriate if it determines that there has been a material adverse effect (less a dilution reserve as determined by AFS in its sole good faith discretion), plus (b) the lesser of (i) up to 50% of inventory or such lesser percentage as AFS in its sole discretion may deem appropriate if it determines that there has been a material adverse effect, or (ii) the inventory sublimit, minus (c) the borrowing base reserve as may be determined from time to time by AFS. As of December 31, 2022, the Company had $186,287 of availability under the Line of Credit.

The interest rate for the Term Loan and the Line of Credit is prime plus 2%. At December 31, 2022, the interest rate for the Term Loan was 12.28%, which includes a 3.6% management fee rate. Even if our borrowings under the Line of Credit are less than $1,000,000, we still pay interest as if we had borrowed $1,000,000. The obligations of the Company under the Credit Agreement are secured by a security interest in substantially all of the tangible and intangible assets of the Company, other than any assets owned by the Company that constitute real property (and fixtures affixed to such real property), certain excluded equipment or intellectual property. A collateral management fee is payable monthly on the used portion of the Line of Credit and Term Loan.

The Credit Agreement contains various restrictive covenants that, among other things, limit or restrict the ability of the borrowers to incur additional indebtedness; incur additional liens; make dividends and other restricted payments; make investments; engage in mergers, acquisitions and dispositions; make optional prepayments of other indebtedness; engage in transactions with affiliates; and enter into restrictive agreements. The Credit Agreement does not include any financial covenants. If an event of default occurs, the lenders are entitled to accelerate the advances made thereunder and exercise rights against the collateral. Borrowing under the Line of Credit is classified as current debt as a result of the required lockbox arrangement and the subjective acceleration clause. At December 31, 2022, we were in compliance with the covenants in the Credit Agreement.

Machinery Loans

The Company financed the purchase of machinery and equipment through various loans. The outstanding loans have interest rates ranging from 5.50% to 5.94%, and repayment terms of 48-60 months. The balance of the equipment loans totaled $664,674 and $357,963 as of December 31, 2022 and 2021, respectively.

Insurance Loan

In June 2022, the Company financed insurance premiums with a loan agreement. In September 2022 an additional insurance amount was added to the loan. The loan matures in March 2023. The balance of the insurance loan totaled $156,949 as of December 31, 2022.

Transportation Loan

The Company financed the purchase of a vehicle with a loan agreement. The term of the loan is 60 months and matures in June 2024. The interest rate of the loan is 6.99%. The loan is collateralized by the vehicle.

Hard Rock Note

In 2014, the Company purchased all of the interests of Hard Rock Solutions, LLC ("Hard Rock"). Consideration consisted of $12.5 million paid in cash at closing and a $12.5 million seller's note (the "Hard Rock Note"). As of December 31, 2021, the Hard Rock Note had a balance of $750,000 and accrued interest at 8.00% per annum. The Hard Rock Note was fully repaid in October 2022.

Future annual maturities of total debt are as follows [1]:

For the year ended December 31,

2023	$	1,125,864
2024		157,260
2025		140,156
2026		144,225
2027		87,858
	$	1,655,363

[1] Excludes discounts for debt issuance costs.

NOTE 9. FINANCING OBLIGATION LIABILITY

On December 7, 2020, the Company entered into an agreement to sell land and property related to the Company's headquarters and manufacturing facility in Vernal, Utah (the "Property") for a purchase price of $4,448,500 (the "Sale Agreement"). Concurrent with the sale of the Property, the Company entered into a fifteen-year lease agreement (the "Lease Agreement") to lease back the Property at an annual rate of $311,395 with payments made monthly, subject to annual rent increases of 1.5%. Under the Lease Agreement, the Company has an option to extend the term of the lease and to repurchase the Property. Due to this repurchase option, the Company was unable to account for the transfer as a sale under ASC 842, *Leases*, and as such, the transaction is a failed sale-leaseback that is accounted for as a financing transaction.

The Company received cash of $1,622,106, retired real estate debt of $2,638,773 and recorded a financing obligation liability of $4,260,879 related to the transaction. There was no gain recorded since sale accounting was precluded. The financing obligation has an implied interest rate of 6.0%. At the conclusion of the fifteen-year lease period, the financing obligation residual is estimated to be $2,188,710, which corresponds to the carrying value of the property. The Company paid $65,678 and $61,616 of principal in 2022 and 2021, respectively. The balance of the financing obligation was $4,112,658 and $4,178,336, at December 31, 2022 and 2021, respectively.

The financing obligation liability is summarized below:

	December 31,			
	2022		**2021**	
Financing obligation for sale-leaseback transaction	$	4,112,658	$	4,178,336
Current principal portion of finance obligation		(74,636)		(65,678)
Non-current portion of financing obligation	$	4,038,022	$	4,112,658

The following is the aggregate future lease payments that include principal and interest for the financing obligation liability as of December 31, 2022:

For the year ended December 31,		
2023	$	321,130
2024		325,947
2025		330,836
2026		335,799
2027		340,836
Thereafter		2,916,941
Total undiscounted lease payments		4,571,489
Residual value of the property (included in the future payments)		2,188,711
Less: effects of discounting		(2,647,542)
Present value of lease payments	$	4,112,658

NOTE 10. COMMITMENTS AND CONTINGENCIES

We are subject to litigation that arises from time to time in the ordinary course of our business activities. In February 2019, the Company filed a patent infringement lawsuit in the United States District Court for the Western District of Louisiana, Lafayette Division, asserting that Stabil Drill Specialties, LLC's ("Stabil Drill") Smoothbore Eccentric Reamer infringes the patents of Extreme Technologies, LLC (one of our subsidiaries) on our patented Drill-N-Ream well bore conditioning tool. The lawsuit was subsequently moved from Louisiana to the United States District Court for the Southern District of Texas, Houston Division. Additionally, on May 20, 2019, Extreme Technologies, LLC sued Short Bit & Tool Co. and Lot William Short, Jr. ("Defendants") in the Northern District of Texas-Dallas Division for their work manufacturing the Smoothbore Eccentric Reamer for Stabil Drill. The Dallas lawsuit is stayed pending resolution of the first-filed, Houston suit. On October 1, 2020, Superior Energy Services, Stabil Drill's parent company, filed for bankruptcy, which resulted in a brief, automatic stay of the litigation. Superior Energy Services announced on February 2, 2021, that it successfully completed its financial restructuring and emerged from Chapter 11 bankruptcy, but this bankruptcy did not affect Extreme Technologies' claims against Stabil Drill. On March 9, 2021, the Court lifted the automatic bankruptcy stay, and on May 12, 2021, the Court denied Stabil Drill's motion for summary judgment of non-infringement. On May 23, 2022, the Court issued its Order on Claim Construction of the patents, adopting Extreme Technologies' proffered interpretation on the disputed claim terms. The parties are preparing this case for trial and expect a jury trial setting in mid-2023.

We are not currently involved in any other litigation which management believes could have a material effect on our financial position or results of operations.

NOTE 11. INCOME TAXES

Components of income tax expense was as follows:

	Year Ended December 31,			
	2022		**2021**	
Current income taxes:				
Federal	$	-	$	-
State		34,046		5,964
Foreign		160,923		104,787
Total current income taxes		194,969		110,751
Income tax expense	$	194,969	$	110,751

The non-current deferred tax assets and liabilities consist of the following:

	December 31,	
	2022	**2021**
Deferred tax assets:		
263A adjustment	$ 23,274	$ 14,204
Accrued expenses	140,900	-
Prepaid expenses	(54,589)	(27,498)
Stock compensation	180,753	159,315
Stock option	69,306	71,251
Amortization of intangibles	2,246,861	2,661,090
Net operating loss	2,509,855	3,246,413
Allowances	1,509,508	1,632,266
Sale-leaseback – lease liability	919,766	1,010,467
Grant Income	150,964	-
Others	20,512	22,181
Total deferred tax assets	7,717,110	8,789,689
Deferred tax liabilities:		
Depreciation on sale-leaseback fixed assets	(836,027)	(942,799)
Depreciation on fixed assets	134,483	(46,881)
Total deferred tax liabilities	(701,544)	(989,680)
Net deferred tax assets / liabilities	7,015,566	7,800,009
Less: Valuation Allowance	(7,015,566)	(7,800,009)
Total deferred tax assets / liabilities	$ -	$ -

The Company's tax expense differs from the statutory tax benefit for the years ended December 31, 2022 and 2021 and the reconciliation is as follows:

	Year Ended December 31,	
	2022	**2021**
Tax expense (benefit) at federal statutory rate	$ 267,604	$ (88,001)
State income taxes	26,896	4,712
Foreign income taxes	127,129	79,445
Permanent differences	(46,609)	38,458
Change in valuation allowance	(780,662)	192,512
Other - State rate effect	11,704	(13,532)
Change in tax rate	586,430	(125,747)
Other	2,477	22,904
Provision for income taxes	$ 194,969	$ 110,751

We have total federal income tax net operating loss ("NOL") carryforwards of $11,914,000 of which $8,558,000 pertains to pre-2018 losses and $3,357,000 pertains to post-2017 losses. The pre-2018 losses will begin to expire between 2035 and 2037. The post-2017 losses can be carried forward indefinitely, however, only 80% of these losses can offset taxable income.

We believe that it is more likely than not that the benefit from our deferred tax assets will not be realized. In recognition of this risk, we have provided a valuation allowance of $7,019,347 on these deferred tax assets.

In accordance with the accounting under ASC Topic 740, the Company has recorded a liability for an uncertain tax position taken on its international income tax returns. Penalties related to this income tax liability are included as a component of income tax expense in the accompanying statements of operations.

The Company had approximately $352,000 and $206,000 of accrued income tax payable, including accrued penalties, as of December 31, 2022 and 2021, respectively, which are included as a separate line in current liabilities in the accompanying balance sheets. The amount of penalties charged to income tax expense as a result of this uncertain tax position was $0 and $6,000 for the years ended December 31, 2022 and 2021, respectively.

NOTE 12. SHARE-BASED COMPENSATION

Equity and equity-based compensation plans are intended to make available incentives that will assist us in attracting, retaining, and motivating employees, officers, consultants, and directors by allowing them to acquire an ownership interest in our business, and, as a result, encouraging them to contribute to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units, and other cash-based or stock-based awards. As a result, we expect to incur non-cash, stock-based compensation expenses in future periods. The Board of Directors has frozen the 2014 Incentive Plan, such that no future grants of awards will be made and the 2014 Incentive Plan shall only remain in effect with respect to awards under that Plan outstanding as of June 15, 2015 until they expire according to their terms.

In 2014, the Company's Board of Directors approved that the Directors stock compensation would be included in the Employee Stock Incentive Plan ("Stock Plan") that reserves 1,724,128 shares of common stock for issuance. In 2015, our stockholders approved the Superior Drilling Company, Inc. 2015 Long Term Incentive Plan (the "2015 Incentive Plan"). In 2020, the Company's board of directors approved an additional 2,543,448 shares of the Company's common stock to be added to the 2015 Incentive Plan. In 2022, the Company's board of directors approved an additional 1,500,000 shares of the Company's stock to be added to the 2015 Incentive Plan. Subject to adjustment as provided in the 2015 Incentive Plan, the maximum aggregate number of shares of the Company's common stock that may be issued with respect to awards under the 2015 Incentive Plan is 7,076,326. As of December 31, 2022, there were 1,038,828 remaining shares that can be granted under the Company's 2015 Incentive Plan.

Restricted stock units
On August 12, 2022, the Board of Directors granted 932,500 restricted stock units from the 2015 Incentive Plan to executive management and directors based on the average price of the Company's common stock on the date of the grant. These restricted units will vest over a three - year period.

On August 9, 2021, the Board of Directors granted 1,231,541 restricted stock units from the 2015 Incentive Plan to executive management and directors based on the average price of the Company's common stock on the date of the grant. These restricted units will vest over a three - year period.

Compensation expense recognized for grants of restricted stock vesting under the 2015 Incentive Plan was approximately $858,000 and $754,000 for the years ending December 31, 2022 and 2021, respectively. The Company recognized compensation expense and recorded it as share-based compensation in the consolidated statement of operations.

Total unrecognized compensation expense related to unvested restricted stock units expected to be recognized over the remaining weighted vesting period of 1.84 years equaled approximately $1,806,297 at December 31, 2022. These shares vest over three years.

Activity under the 2015 Incentive Plan for RSUs was as follows:

	Year Ended December 31,			
	2022		2021	
	Restricted Stock Units	Weighted Average Price	Restricted Stock Units	Weighted Average Price
Outstanding, beginning of period	2,284,910	$ 0.70	1,796,897	$ 0.71
Granted	932,500	$ 1.00	1,231,541	$ 0.76
Forfeited	(35,030)	$ 0.59	(10,000)	$ 0.59
Vested	(1,008,214)	$ 0.70	(733,528)	$ 0.83
Outstanding, end of period	2,174,166	$ 0.83	2,284,910	$ 0.70

Stock Options

On August 12, 2022, the Board of Directors authorized 75,000 stock options under the 2015 Incentive Plan to be granted to employees. Of these authorized stock options, 24,000 stock options were granted to employees on December 16, 2022 at a grant price of $0.82. The fair value, based on the Black-Scholes option pricing model, on the date of grant was $0.35. The options vest 33.3% on the grant date, 33.3% on the first anniversary of the grant date and 33.4% on the second anniversary of the grant date.

On August 9, 2021, the Board of Directors approved to be granted 74,996 stock options under the 2015 Incentive Plan to employees. These options were granted to employees on December 10, 2021 at a grant price of $0.78. The fair value, based on the Black-Scholes option pricing model, on the date of grant was $0.31. The options vest 33.3% on the grant date, 33.3% on the first anniversary of the grant date and 33.4% on the second anniversary of the grant date.

The Company recognized share-based compensation expense related to stock options of approximately $15,000 and $3,000 during the years ended December 31, 2022 and 2021, respectively.

Activity under the 2015 Incentive Plan for stock options was as follows:

	Year Ended December 31,			
	2022		2021	
	Stock Options	Weighted Average Price	Stock Options	Weighted Average Price
Outstanding, beginning of period	398,580	$ 1.34	498,277	$ 1.53
Granted	24,000	$ 0.82	74,996	$ 0.78
Exercised	-	$ -	(1,865)	$ 0.86
Expired	(5,298)	$ 0.81	(172,828)	$ 1.67
Outstanding, end of period	417,282	$ 1.31	398,580	$ 1.34
Stock options exercisable at end of period	350,222	$ 1.41	321,586	$ 1.47

The fair value of stock options granted in 2022 and 2021 were estimated at the grant date using the Black-Scholes option pricing model using the following assumptions:

	Year Ended December 31,	
	2022	**2021**
Expected volatility	59.50%	59.50%
Discount rate	3.98%	1.25%
Expected life (years)	3	2
Dividend yield	n/a	n/a

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Expected price volatility is based on the historical volatility of our common stock. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected term of the options granted is derived from the output of the option pricing model and represents the period of time that the options granted are expected to be outstanding. The discount rate for the periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the date of grant.

NOTE 13. EARNINGS PER SHARE

Basic and diluted earnings per share of common stock have been computed as follows:

	Year Ended December 31,			
	2022		**2021**	
Numerator:				
Net income (loss)	$	1,065,157	$	(529,801)
Denominator:				
Weighted average shares of common stock outstanding - basic		28,643,464		26,391,538
Effect of dilutive options		31,636		-
Weighted average shares of common stock outstanding - diluted		28,675,100		26,391,538
Earnings (loss) per common share - basic	$	0.04	$	(0.02)
Earnings (loss) per common share - diluted	$	0.04	$	(0.02)

NOTE 14. SEGMENT REPORTING

We report our segment results based on our geographic areas of operations, North America and International. These segments have similarities from a product perspective, but management believes that due to operational differences, such as sales models and regulatory environments, information about the segment would be useful to readers of the financial statements.

- North America includes our PDC drill bit and specialty tool sales and contract services business in the United States and Mexico, which have been aggregated

- International includes our specialty tool rental business in the Middle East

Revenues and certain operating expenses are directly attributable to our segments.

Unallocated corporate costs primarily include corporate shared costs, such as payroll and compensation, professional fees, and rent, as well as costs associated with certain shared research and development activities.

Our operating segments are not evaluated using asset information. Prior periods have been restated to conform with the current year presentation. This change was made due to international revenue becoming more significant in the current year.

The following table summarizes information about our segments:

		Year Ended December 31,		
		2022		**2021**
Revenues:				
North America	$	16,917,259	$	11,619,593
International		2,180,428		1,716,556
Total revenue	$	19,097,687	$	13,336,149
Operating income (loss):				
North America	$	9,672,853	$	6,190,184
International		(3,551)		(577,408)
Corporate costs, unallocated		(7,732,852)		(6,199,527)
Total operating income (loss)	$	1,936,450	$	(586,751)
Depreciation expense:				
North America	$	634,388	$	790,565
International		702,921		729,636
Total depreciation expense	$	1,337,309	$	1,520,201

North America revenue includes revenue from operations in Mexico totaling $144,984 and $18,000 for the years ended December 31, 2022 and 2021, respectively. The remainder of the North America revenue was derived from operations in the United States of America.

Information about products and services

See Note 2 – Revenue.

Information about geographic areas

The following table summarizes net property, plant and equipment by geographic location:

		December 31,		
		2022		**2021**
Property, plant and equipment, net:				
United States	$	6,560,435	$	5,762,066
Other countries		2,016,416		1,168,263
Total property, plant and equipment, net	$	8,576,851	$	6,930,329

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon that evaluation, as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as set forth in *Internal Control - Integrated Framework*. Upon evaluation, the Company's management has concluded that the Company's internal control over financial reporting was effective in connection with the preparation of the consolidated financial statements as of December 31, 2022.

Changes in Internal Controls over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the fourth quarter of 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of the Effectiveness of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Attestation Report of Registered Public Accounting Firm

This Annual Report does not contain an attestation report of our independent registered public accounting firm related to internal control over financial reporting because the rules for smaller reporting companies provide an exemption from the attestation requirement.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The following table sets forth information concerning our directors, executive officers and significant employees as of December 31, 2022:

Name	Age	Position
G. Troy Meier	61	Board Chair, Class III Director and Chief Executive Officer
Annette Meier	60	Class II Director, President and Chief Operating Officer
James R. Lines	61	Class II Director
Robert Iversen	68	Class III Director
Michael V. Ronca	69	Class I Director
Christopher D. Cashion	67	Chief Financial Officer

G. Troy Meier. Mr. Meier has served as our Board Chair, one of our Class III Directors and Chief Executive Officer since 2014. Mr. Meier has over 40 years of experience in the oil and gas industry. Mr. Meier and co-founder Annette Meier founded our predecessor company in 1999. Since that time through the present, Mr. Meier has spearheaded the development of our new manufacturing business and our research and development activities. As our chief innovator, Mr. Meier has been responsible for not only inventing, but also designing, engineering and manufacturing industry specific machinery and processes and has several patent applications pending. Previously, in 1993, Mr. Meier started our predecessor company, Rocky Mountain Diamond, after thirteen years with Christensen Diamond and its successors. At Christensen Diamond, Mr. Meier established overseas factories in Ireland, Venezuela and China. In addition, Mr. Meier designed tools to improve efficiency both in the plants and in the field. Previously, Mr. Meier had been Christensen Diamond's first drill bit fabricator specialist and by age 28, was made the Northern Region design engineer responsible for designing drill bits, core systems, centric bits, nozzle systems and related products. As the co-founder, Mr. Meier for the last seven years has focused 100% of his attention on our development and growth.

Mr. Meier was selected to serve on our Board of Directors and as the Board Chair because of his extensive industry experience, his role as our co-founder and chief innovator, and his and Ms. Meier's majority shareholding. Mr. Meier is married to Annette Meier.

Annette Meier. Ms. Meier has served as our Class II Director, President and Chief Operating Officer since 2014. Ms. Meier has over 25 years of experience in the oil and gas industry. Since our inception in 1999 to the present, Ms. Meier has managed all of our day-to-day operations and business. In 2008, Ms. Meier envisioned and co-created "CHUCK," our custom shop management and inventory program software. Ms. Meier was also instrumental to the development of the "nucleus grinding system" that is currently utilized in our new manufacturing processes. In 2005, Ms. Meier served as the creator and chief architect of the Ropers Business Park, the state-of-the-art campus that houses our remanufacturing and new manufacturing facilities in Vernal, Utah. Ms. Meier's understanding of our business processes resulted in her designing and facilitating the SMART FACILITY layout, process and control systems within the manufacturing plant. Previously, in 1993, Ms. Meier co-founded and managed our predecessor company, Rocky Mountain Diamond. As the co-founder, Ms. Meier for the last seven years has focused 100% of her attention on our development and growth. In 2015, Ms. Meier was elected to serve on the Governor's Office of Economic Development Board (GOED) for the state of Utah. Ms. Meier has been the recipient of numerous state, local and industry awards over the years that recognized her for innovation and leadership.

Ms. Meier was selected to serve on our Board of Directors because of her extensive industry experience, her role as our co-founder and substantial knowledge of our day-to-day operations, and her and Mr. Meier's majority shareholding. Ms. Meier is married to G. Troy Meier.

James Lines. Mr. Lines has served as a Class II director since December 2016 and is Chairman of the Audit Committee. He also serves on the Compensation Committee and the Nominating and Governance Committee of our Board of Directors. Mr. Lines had served as President and Chief Executive Officer of Graham Corporation since January 2008 and retired on August 31, 2021. Graham designs, manufactures and sells critical equipment for the energy, defense and chemical/petrochemical industries. Previously, Mr. Lines served as Graham's President and Chief Operating Officer since June 2006. Mr. Lines has served Graham in various capacities since 1984, including Vice President and General Manager, Vice President of Engineering and Vice President of Sales and Marketing. Prior to joining its management team, he served Graham as an application engineer and sales engineer as well as a product supervisor. Mr. Lines holds a B.S. in Aerospace Engineering from the State University of New York at Buffalo.

Mr. Lines was selected to serve on the Board of Directors due to his extensive experience in growing a midsize business, as well as his background in manufacturing and engineering in the energy industry.

Robert E. Iversen. Mr. Iversen has served as a Class III Director since 2014, was the Lead Independent Director from December 2016 to August 2019, and is the Chairman of the Compensation Committee since joining the Board. He has also been a member of the Audit Committee and the Nominating and Governance Committee since 2014. Mr. Iversen has broad executive and operational management experience in the sales, service, and manufacturing sectors of the global upstream oil and gas industry. Currently, Mr. Iversen is a partner and president of CTI Energy Services, LLC of Springtown, Texas, a drilling services company he started in 2011. Mr. Iversen has strong experience in the development and commercialization of new technology products and in company marketing and advertising programs. Previously, Mr. Iversen collaborated with G. Troy Meier as a partner and senior vice president in Tronco Energy Services from 2008 to 2011. From 2002 to 2008, he served as President and other C-level positions with Ulterra Drilling Technologies (Fort Worth, Texas), INRG (Houston, Texas) and NQL Energy Services (Nisku, Alberta). In 1994, Mr. Iversen and partners purchased the U.S. division of DBS Stratabit, a small, underperforming diamond bit company, where, as President until 2002, he built it into a top tier provider of high technology products. Mr. Iversen previously held numerous executive positions in marketing, technology and engineering at various divisions of the Baker Hughes companies, and their predecessors, from 1980 through 1994. Mr. Iversen holds a Bachelor of Science Petroleum Engineering, Montana Tech, as well as numerous technical and executive post-graduate certifications.

Mr. Iversen was selected to serve on our Board of Directors because of his strong experience with start-up companies and the development and commercialization of new technology products. Mr. Iversen further brings his broad executive and operational management expertise in the oil and gas industry.

Michael Ronca. Mr. Ronca has served as a Class I director since 2014, has been the Lead Independent Director since August 2019, and is Chairman of the Nominating and Governance Committee. He also serves on the Audit Committee and Compensation Committee of our Board of Directors. Mr. Ronca has over 30 years of experience as an executive building and monetizing businesses. Since 2009, Mr. Ronca has served as President and Chief Executive Officer of Eagle Ridge Energy, LLC, an oil and gas exploration and development company active in north and central Texas. Previously, he served as Chairman of BAS Oil & Gas, a private company active in developing reserves in the Barnett Shale trend in North Texas. Mr. Ronca has a long history of participating in the energy industry starting with his time at Tenneco Inc., where he served as the Assistant to the Chairman and CEO and later established a new oil and gas division which operated throughout the offshore and onshore Gulf Coast region. He later executed a leveraged buyout with the backing of private equity and soon after took the company public on the NYSE under the name of Domain Energy where he also served as President and CEO. In 1998, Domain Energy merged into Range Resources where Mr. Ronca served as Chief Operating Officer for several years. Mr. Ronca has a BS degree from Villanova University and an MBA in Finance from Drexel University.

Mr. Ronca was selected to serve on our Board of Directors because of his strong experience within the oil and gas industry.

Christopher D. Cashion. Mr. Cashion has over 40 years of experience in the fields of accounting, finance and private equity. Mr. Cashion joined us in March 2014 to serve as our Chief Financial Officer on a full-time basis. Previously, Mr. Cashion worked as an independent financial and business consultant since 1998. From January 2013 through February 2014, Mr. Cashion was the Chief Financial Officer for Surefire Industries USA LLC, a Houston-based hydraulic fracturing equipment manufacturing company. Previously, from January 2005 to August 2012, Mr. Cashion provided chief financial officer services to five start-up portfolio companies owned by the Shell Technology Venture Fund, a private equity fund. Prior to his tenure with the start-up portfolio companies, Mr. Cashion worked for the First Reserve Corporation, a private equity firm, from 1991 to 1993. Mr. Cashion worked with Baker Hughes, Inc. from 1981 to 1991 and with Ernst & Young from 1977 to 1981. Mr. Cashion holds a B.S. in Accounting from the University of Tennessee and an M.B.A. in Finance and International Business from the University of Houston. Mr. Cashion has been a Certified Public Accountant since 1979.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our directors and executive officers, and persons who own more than 10% of our equity securities, to file initial reports of ownership and reports of changes in ownership of our common stock with the SEC and to furnish us a copy of each filed report.

To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2022, our officers, directors and greater than 10% beneficial owners timely filed all required Section 16(a) reports.

Material Changes in Director Nominations Process

There have not been any material changes to the procedures by which shareholders may recommend nominees to our Board.

Audit Committee

Our Audit Committee is comprised solely of "independent" directors, as defined under and required by Rule 10A-3 of the Exchange Act and the NYSE American rules. Our Audit Committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of our independent registered public accounting firm. The oversight of our independent public accounting firm includes reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. Commencing with our first report on internal controls over financial reporting, the Committee will be responsible for discussing the effectiveness of the internal controls over financial reporting with our independent registered public accounting firm and relevant financial management. The members of this Committee are Messrs. Iversen, Ronca, and Lines with Mr. Lines serving as committee chair. Our Board of Directors has determined that Mr. Lines qualifies as an "audit committee financial expert," as defined by the rules under the Exchange Act. The Audit Committee held four meetings in 2022.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, as well as each member of our Board. The Code of Business Conduct and Ethics is available under "Corporate Governance" at the "Investors" section of our website at www.sdpi.com. We intend to post amendments to or waivers from the Code of Business Conduct and Ethics (to the extent applicable to our principal executive officer, principal financial officer or principal accounting officer) at this location on our website.

Corporate Governance

The charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and our Code of Business Conduct and Ethics are available under "Corporate Governance" at the "Investors" section of our website at www.sdpi.com. Copies of these documents are also available in print form at no charge by sending a request to Christopher Cashion, our Chief Financial Officer, Superior Drilling Products, Inc., 1583 South 1700 East, Vernal, Utah 84078, telephone (435) 789-0594.

Item 11. Executive and Director Compensation.

Summary Compensation Table

The following table provides information concerning compensation paid or accrued during the fiscal years ended December 31, 2022 and 2021, to our principal executive officer, our chief operating officer and our principal financial officer, to whom we sometimes refer together as our "named executive officers."

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
G. Troy Meier	2022	$475,000[1] $	—[2]	$332,500[4] $	— $	— $	— $	2,370[5] $ 809,870
Chief Executive Officer	2021	$444,666[1]	$665,000[2]	$332,500[3] $	— $	— $	— $	8,012[5] $1,450,178
Annette Meier	2022	$414,113[1] $	—[2]	$255,000[4] $	— $	— $	— $	10,656[5] $ 679,770
President and Chief								
Operating Officer	2021	$395,201[1]	$595,000[2]	$255,000[3] $	— $	— $	— $	12,288[5] $1,257,489
Christopher Cashion	2022	$289,029[1] $	—	$120,000[4] $	— $	— $	— $	13,340[6] $ 422,370
Chief Financial Officer	2021	$276,989[1] $	—	$120,000[3] $	— $	— $	— $	11,566[6] $ 408,555

[1]   Salary amounts represent base compensation for the individuals indicated.

[2]   A bonus of $333,900 was accrued but not paid in 2022 for Mr. Meier, and $296,100 was accrued but not paid for Ms. Meier.

For 2021, accrued bonuses of $665,000 for Mr. Meier and $595,000 for Ms. Meier were used to offset the Tronco related party obligation.

[3]   Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 12 Share-Based Compensation to our consolidated financial statements included herein.

The grant date fair value for these restricted stock awards was based on the average price of our common stock on the grant date (August 9, 2021), which was $0.765 per share. The restricted stock awards will vest in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock vested on August 9, 2022, 33.3% of the shares of restricted common stock will vest on August 9, 2023 and 33.4% of the shares of restricted common stock will vest on August 9, 2024.

[4]   The grant date fair value for these restricted stock awards was based on the average price of our common stock on the grant date (August 12, 2022), which was $1.00 per share. The restricted stock awards will vest in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock will vest on August 12, 2023, 33.3% of the shares of restricted common stock will vest on August 12, 2024 and 33.4% of the shares of restricted common stock will vest on August 12, 2025.

[5]   Represents certain company paid health care costs and life insurance costs for G. Troy Meier and Annette Meier.

[6]   Represents certain company paid health care costs and life insurance costs.

Narrative Disclosure to Summary Compensation Table

See the footnotes to the Summary Compensation Table and "Employment Agreements and Potential Benefits Upon Termination or Change-in-Control" for narrative disclosure with respect to the table, as well as the below discussion.

Employment Agreements and Potential Benefits Upon Termination or Change-in-Control

In connection with our initial public offering, we planned to enter into employment agreements with each of our named executive officers, and the forms of those agreements were filed with the SEC as exhibits to our registration statement on Form S-1. However, management and the Board have continued to discuss and negotiate the final terms of those agreements and as of the date hereof, the agreements have not been executed. As a result, none of the named executive officers currently has a contractual right to any of the benefits described below. The employment agreements to be entered into with our named executive officers will provide for, among other things, the payment of base salary, reimbursement of certain costs and expenses, and for each named executive officer's participation in our bonus plan and employee benefit plans.

With the exception of G. Troy Meier's and Annette Meier's employment agreements, each agreement will provide for a term of employment commencing on the date of the agreement and continuing (a) until we or the executive provide 30-days written notice of termination to the other party, (b) upon termination by us for cause, or (c) upon the executive's death or disability. Except with respect to certain items of compensation, as described below, the terms of each agreement will be similar in all material respects.

In addition to the base salaries shown above,

- Mr. Meier's form of employment agreement provides for an annual review by our Board of Directors, and a performance bonus of 70% to 110% of his base salary based on criteria to be established by the Compensation Committee and participate in our incentive plans.
- Ms. Meier's form of employment agreement provides for an annual review by our Board of Directors, and a performance bonus of 70% to 110% of her base salary based on criteria to be established by the Compensation Committee and participate in our incentive plans.
- Mr. Cashion's form of employment agreement entitles him to receive a performance bonus based on criteria established by the Compensation Committee, and to participate in our incentive plans.

Each of the Meiers' employment agreements will provide for customary and usual fringe benefits generally available to our executive officers, and reimbursement for reasonable out-of-pocket business expenses, including the use of a company vehicle.

Change of Control Provisions. Each named executive officer's employment agreement will also provide that in the event of a Change in Control (as defined below), during the term of executive's employment, (a) we are obligated to pay such executive a single lump sum payment, within 30 days of the termination of such executive officer's employment, equal to one year salary, and (b) the executive's equity awards, if any, shall immediately vest. "Change in Control" means approval by our stockholders of:

(1) (a) a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were our stockholders immediately prior to such transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities, in substantially the same proportions as their ownership immediately prior to such transaction, (b) our liquidation or dissolution, or (c) the sale of all or substantially all of our assets (unless such reorganization, merger, consolidation or other corporate transaction, liquidation, dissolution or sale is subsequently abandoned); or

(2) the acquisition in a transaction or series or transactions by any person, entity or "group", within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of more than 50% of either the then outstanding shares of common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors (a "Controlling Interest"), excluding any acquisitions by (a) us or our subsidiaries, (b) any person, entity or "group" that as of the date of the amendments to the employment agreements owns beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act of a Controlling Interest, or (c) any of our employee benefit plans.

G. Troy Meier's and Annette Meier's employment agreements will provide that (a) the non-competition covenant does not apply following the termination of employment if their employment is terminated without cause or for good reason, (b) the non-solicitation of employees covenant applies with respect to any current employee or any former employee who was employed by us within the prior six months, and (c) the non-solicitation of customers covenant applies to all actual or targeted prospective clients of ours to the extent solicited on behalf of any person or entity in connection with any business competitive with our business.

As consideration and compensation to our executive officers for, and subject to each executive officer's adherence to, the above covenants and limitations, we have agreed to continue to pay the executive officer's base salary in the same manner as if they continued to be employed by us during the one-year non-competition period following the executive officer's termination.

Payments on Termination. Except as noted above, upon termination of employment under these agreements, (a) we are only required to pay each executive officer that portion of their respective annual base salary that have accrued and remain unpaid through the effective date of the executive officer's termination, and (b) we have no further obligation whatsoever to the executive officer other than reimbursement of previously incurred expenses which are appropriately reimbursable under our expense reimbursement policy. However, if employment termination is due to the executive's death, we will continue to pay the executive's annual base salary for the period through the end of the calendar month in which death occurs to the executive's estate.

Outstanding Equity Awards for Year Ended December 31, 2022

The following table shows the number of shares covered by exercisable and unexercisable options awards and stock awards held by our named executive officers on December 31, 2022 that were made under the 2015 Long Term Incentive Plan.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h) [1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
G. Troy Meier	—					86,762	$ 50,793[3]	—	—
						289,906	$221,778[2]	—	—
						332,500	$332,500[4]		
Annette Meier	—					66,540	$ 39,092[3]	—	—
						222,334	$170,086[2]	—	—
						255,000	$255,000[4]		
Christopher Cashion [5]	11,995	—	—	1.73	03/04/2026				
	12,416	—	—	1.67	03/18/2026				
	15,057	—	—	1.37	03/31/2026				
						46,969	$ 27,594[3]	—	—
						104,628	$ 80,040[2]	—	—
						120,000	$120,000[4]	—	—

[1] See Note 12 –Share-Based Compensation in the consolidated financial statements included herein.

[2] The grant date fair value for restricted stock awards is based on the average price of our common stock on the grant date (August 9, 2021), which was $0.765 per share. The remaining restricted stock awards vested in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock vested on August 9, 2022, 33.3% of

the shares of restricted common stock will vest on August 9, 2023, and 33.4% of the shares of restricted common stock will vest on August 9, 2024.

(3) The grant date fair value for restricted stock awards is based on the average price of our common stock on the grant date (August 7, 2020), which was $0.5875 per share. The restricted stock awards vested in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock vested on August 7, 2021, 33.3% of the shares of restricted common stock vested on August 7, 2022 and 33.4% of the shares of restricted common stock will vest on August 7, 2023.

(4) The grant date fair value for restricted stock awards is based on the average price of our common stock on the grant date (August 12, 2022), which was $1.000 per share. The remaining restricted stock awards will vest in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock will vest on August 12, 2023, 33.3% of the shares of restricted common stock will vest on August 12, 2024, and 33.4% of the shares of restricted common stock will vest on August 12, 2025.

(5) During March 2016, the named executive officer agreed to receive awards of stock options in lieu of base salary. The grant date fair value for the stock option awards was based on the closing price of our common stock on the grant date of a) March 4, 2016, which was $1.73 per share; b) March 18, 2016, which was $1.67 per share; and c) March 31, 2016, which was $1.37 per share. All options vested 100% on the grant date and have a ten-year term expiring on March 4, 2026, March 18, 2026 and March 31, 2026, respectively. The fair value of the vested stock options were calculated using the Black-Scholes model with a volatility and discount rate over the expected term of each employee.

Director Compensation

Our employee directors are not separately compensated for their service as a director. In 2022, each of our non-employee directors received 88,008 shares of restricted common stock for his service as a director. In addition to receiving shares of stock, our non-employee directors earned the following fees: Mr. Lines, $93,343; Mr. Iverson, $87,898; and Mr. Ronca, $128,417. The members of our Board of Directors are entitled to reimbursement of their expenses incurred in connection with the attendance at Board and committee meetings in accordance with Company policy.

The following table summarizes the annual compensation for our non-employee directors during 2022.

Name (a)	Fees Earned or Paid in Cash (b)	Stock Awards (c) [1]	Option Awards (d)	Non-Equity Incentive Plan Compensation (e)	Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (g)	Total (h)
James R. Lines	$ 93,343	$75,000	-	-	-	-	$168,343
Robert Iversen	$ 87,898	$75,000	-	-	-	-	$162,898
Michael V. Ronca	$128,417	$75,000	-	-	-	-	$203,417

(1) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards granted by the Board of Directors. See Note 12 - Share-Based Compensation in the consolidated financial statements included herein. The grant date fair value for restricted stock awards is based on the average price of our common stock on the grant date (August 12, 2022), which was $1.00 per share, respectively. As of December 31, 2022, Mr. Lines, Mr. Iversen and Mr. Ronca each have an aggregate of 169,749 outstanding shares of unvested restricted stock. The restricted stock awards have the following vesting schedule: a) for the shares granted on August 7, 2020: 33.3% of the shares of restricted common stock vested on the first anniversary of the date of grant, 33.3% of the shares of restricted common stock vested on the second anniversary of the date of grant and 33.4% of the shares of restricted common stock will vest on the third anniversary of the date of grant in each case, so long as the director continues to serve on the Board through such date; b) for the shares granted on August 9, 2021: 33.3% of the shares of restricted common stock vested on the first anniversary of the date of grant, 33.3% of the shares of restricted common stock will vest on the second anniversary of the date of grant and 33.4% of the shares of restricted common stock will vest on the third anniversary of the date of grant in each case, so long as the director continues to serve on the Board through such date and c) for the shares granted on August 12, 2022 33.3% of the shares of restricted common stock will vest on the first anniversary of the date of grant, 33.3% of the shares of restricted common stock will vest on the second anniversary of the date of grant and 33.4% of the shares of restricted common stock will vest on the third anniversary of the date of grant in each case, so long as the director continues to serve on the Board through such date

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2022, by:

- each person who is known by us to beneficially own 5% or more of the outstanding class of our capital stock;
- each member of the Board;
- each of our executive officers; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, each of the holders of capital stock listed below has sole voting and investment power as to the capital stock owned unless otherwise noted.

Name and Address of Beneficial Owner	Numbers of Shares of Common Stock Beneficially Owned	% of Common Stock Outstanding [1]
G. Troy Meier [2]	11,320,426	38.7%
Annette Meier [3]	10,989,062	37.6%
Christopher D. Cashion [4], [9]	926,026	3.2%
James R. Lines [5], [6]	451,290	1.5%
Robert Iversen [5], [7]	606,675	2.0%
Michael V. Ronca [5], [8]	547,202	1.9%
Jeffrey E. Eberwein	2,184,4299	7.5%
Star Equity Fund, LP	1,150,000	3.9%
Executive Officers and Directors as a group (6 persons)	14,932,224	51.1%

[1] Based on 29,245,080 shares outstanding as of December 31, 2022. Unless otherwise noted, the address for the holder is 1583 South 1700 East, Vernal, Utah 84078.

[2] Includes (i) 5,641,510 shares of common stock indirectly owned through his ownership in Meier Family Holding Company, LLC, and (ii) 3,173,350 shares of common stock indirectly owned through his ownership in Meier Management Company, LLC. Also includes 702,801 shares of vested restricted common stock, 709,168 shares of unvested restricted common stock. The unvested restricted stock will vest on August 12, 2023, August 12, 2024, and August 12, 2025.

[3] Includes (i) 5,641,510 shares of common stock indirectly owned through her ownership in Meier Family Holding Company, LLC, and (ii) 3,173,350 shares of common stock indirectly owned through her ownership in Meier Management Company, LLC. Also includes 536,731 shares of vested restricted common stock, 543,874 shares of unvested restricted common stock. The unvested restricted stock will vest on August 12, 2023, August 12, 2024, and August 12, 2025.

[4] Includes (a) 46,969 shares of restricted common stock that vests in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock vested on August 7, 2021, 33.3% of the shares of restricted common stock vested on August 7, 2022, and 33.4% of the shares of restricted common stock will vest on August 7, 2023; (b) 104,628 shares of restricted common stock that vests in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock vested on August 9, 2022, 33.3% of the shares of restricted common stock will vest on August 9, 2023, and 33.4% of the shares of restricted common stock will vest on August 9, 2024 and (c) 120,000 shares of restricted common stack that vests in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock will vest on August 12, 2023, 33.3% of shares of restricted common stock will vest on August 12, 2024, and 33.4% of shares of restricted common stock will vest on August 12, 2025.

[5] Includes (a) 29,356 shares of restricted common stock that vests in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock vested on August 7, 2021, 33.3% of the shares of restricted common stock vested on August 7, 2022, and 33.4% of the shares of restricted common stock will vest on August 7, 2023; (b) 65,393 shares of restricted common stock that vests in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock vested on August 9, 2022, 33.3% of the shares of restricted common stock will vest on August 9, 2023, and 33.4% of the shares of restricted common stock will vest on August 9, 2024 and (c) 75,000 shares of restricted common stack that vests in accordance with the following vesting schedule: 33.3% of the shares of restricted common stock will vest on August 12, 2023, 33.3% of shares of restricted common stock will vest on August 12, 2024, and 33.4% of shares of restricted common stock will vest on August 12, 2025.

The address of Mr. Lines is c/o Superior Drilling Products Inc.

(7)   The address of Mr. Iversen is c/o Superior Drilling Products Inc.

(8)   The address of Mr. Ronca is c/o Superior Drilling Products Inc.

(9)   The address of Mr. Cashion is c/o Superior Drilling Products Inc.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Party Transactions

Related Party Note Receivable

The Company holds 8,267,860 shares as collateral for the Tronco Note (see Note 6 – Related Party Note Receivable in our consolidated financial statements).

Policies and Procedures for Related Party Transactions

Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons' immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors and executive officers are required to report to the audit committee chair any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests and the best interests of our shareholders, as our audit committee determines in the good faith exercise of its discretion. If we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Director Independence

The Board has determined that the following members are independent within the meaning of the listing rules of the NYSE American: James Lines, Robert Iversen and Michael Ronca.

Item 14. Principal Accountant Fees and Services.

Independent Registered Public Accountant Fees

The following table sets forth the fees incurred for services performed by Moss Adams LLP:

	Years Ended December 31,			
	2022		2021	
Audit Fees	$	190,900	$	218,782
Audit-Related Fees		-		-
Tax Fees		-		-
All Other Fees		-		-
Total	$	190,900	$	218,782

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accountants

The charter of the Audit Committee and its pre-approval policy require that the Audit Committee review and pre-approve the Company's independent registered public accounting firm's fees for audit, audit-related, tax and other services. The Chairman of the Audit Committee has the authority to grant pre-approvals, provided such approvals are within the pre-approval policy and are presented to the Audit Committee at a subsequent meeting. For the year ended December 31, 2022, the Audit Committee approved 100% of the services described above under the captions "Audit Fees."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

    (1) Financial Statements – see Index to Financial Statements appearing on page 31

    (2) Financial Statement Schedules – None

    (3) Exhibits –

Exhibit No.	Description
1.1	Placement Agency Agreement dated October 12, 2021, between Superior Drilling Products, Inc. and EF Hutton, division of Benchmark Investments, LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on October 19,2021).
2.1	Agreement and Plan of Reorganization, dated December 15, 2013, between Meier Management Company, LLC, Meier Family Holding Company, LLC, and SD Company, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014S-1).
3.2	Articles of Amendment to Articles of Incorporation (name change) (incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on May 6, 2014).
3.3	Bylaws with Exhibit A (incorporated by reference to Exhibit 3.3 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
4.1*	Description of Company Securities.
10.1	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.2	2014 Employee Stock Incentive Plan with forms of award agreements as Exhibits (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).†
10.3	Form of Executive Employment Agreement between SD Company, Inc. and Troy Meier, as CEO (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 30, 2014).†
10.4	Form of Executive Employment Agreement between SD Company, Inc. and Annette Meier, as President (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 30, 2014).†
10.5	Form of Executive Employment Agreement between SD Company, Inc. and Christopher Cashion, as CFO (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 30, 2014).†
10.6	Vendor Agreement between Superior Drilling Products, LLC, and Hughes Christensen, a division of Baker Hughes Oilfield Operations, Inc., dated October 28, 2013 with Exhibit A (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).

10.7	Commercial Lease, dated August 15, 2013, between Meier Properties, Series LLC, as landlord, and Baker Hughes Oilfield Operations, Inc., as tenant (incorporated by reference to Exhibit 10.7 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.8	Third Amendment to Loan Agreement (dated December 18, 2013), Second Amendment to Loan Agreement (dated June 15, 2009), First Amendment to Loan Agreement (dated December 10, 2007), and original Loan Agreement (dated August 10, 2007), between Tronco Energy Corporation, as borrower, Philco Exploration, LLC, as subsidiary, and Fortuna Asset Management LLC (and its assignee ACF Property Management, Inc. for the amendments). (Tronco Loan) (incorporated by reference to Exhibit 10.43 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.9	Second Amended and Restated Promissory Note, dated January 1, 2014, between Tronco Energy Corporation, as borrower, and ACF Property Management Inc. as lender (assignee from Fortuna Asset Management LLC). (Tronco Loan) (incorporated by reference to Exhibit 10.44 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.10	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc. as secured party; and Owner Consent to Pledge from Meier Family Holding Company, LLC, with respect to 95% of the limited liability company interests in Superior Drilling Products, LLC, each dated June 15, 2009. (Tronco Loan) (incorporated by reference to Exhibit 10.45 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.11	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc. as secured party; and Owner Consent to Pledge from Meier Management Company, LLC, with respect to 5% of the limited liability company interests in Superior Drilling Products, LLC, each dated June 15, 2009. (Tronco Loan) (incorporated by reference to Exhibit 10.46 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.12	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc., as secured party; and Owner Consent to Pledge from Meier Management Company, with respect to 100% of the limited liability company interests in Superior Design and Fabrication, LLC, each dated December 18, 2013. (Tronco Loan) (incorporated by reference to Exhibit 10.47 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.13	Guaranty(s) from Gilbert Troy Meier Trust (dated August 10, 2009), and from Superior Drilling Products, LLC and Superior Design and Fabrication, LLC (dated December 18th, 2013), in favor of ACF Property Management, Inc., as lender. (Tronco Loan) (incorporated by reference to Exhibit 10.48 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.14	Loan Purchase Agreement between ACF Property Management Inc., as lender and seller, SD Company Inc., as buyer, and Tronco Energy Corporation, as borrower, dated January 1, 2014. (Tronco Loan) (incorporated by reference to Exhibit 10.49 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.15	Continuing Guaranty, dated May 20, 2011, by Superior Drilling Products, as guarantor, to Mountain America Federal Credit Union, as lender. (SABP Loans 1 and 2) (incorporated by reference to Exhibit 10.55 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.16	Lease, dated May 25, 2012, between Meier Properties, Series LLC, as lessor, and SABP, as lessee (incorporated by reference to Exhibit 10.56 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on April 7, 2014).
10.17	Confirmation of Guaranties from Troy Meier, Annette Meier, the G. Troy Meier Trust, and the Annette Deuel Meier Trust, to Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.57 to Amendment No. 3 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on May 12, 2014).

10.18	Stock Pledge Agreement between Meier Management Company, LLC and Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.58 to Amendment No. 3 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on May 12, 2014).
10.19	Stock Pledge Agreement between Meier Family Holding Company, LLC and Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.59 to Amendment No. 3 to the Registrant' s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on May 12, 2014).
10.20	Exclusive Manufacturing, Marketing, Sales and Consulting Agreement among Hard Rock Solutions, LLC, Extreme Technologies, LLC, Tenax Energy Solutions, LLC and Kevin Jones dated January 9, 2015 (incorporated by reference to Exhibit 10.45 to the Company's annual report on form 10-K for the year ended December 31, 2014 filed on March 31, 2015.
10.21	Amended and Restated Promissory Note from Hard Rock Solutions, LLC and Superior Drilling Solutions, LLC in favor of WMAFC, Inc. dated April 28, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 15, 2015).
10.22	Form of Nonstatutory Stock Option Agreement (3 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2015).
10.23	Form of Nonstatutory Stock Option Agreement (2 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2015).
10.24	Form of Award of Restricted Stock (3 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2015).
10.25	Form of Award of Restricted Stock (2 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2015).
10.26	2015 Long Term Incentive Plan effective June 15, 2015 (incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 30, 2015).
10.27	Second Amended and Restated Promissory Note from Hard Rock Solutions, LLC and Superior Drilling Solutions, LLC in favor of WMAFC, Inc. dated September 28, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 1, 2015).
10.28++	Business Agreement between Hard Rock Solutions, LLC and Baker Hughes Oilfield Operations, Inc. dated January 25, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on January 29, 2016).
10.29	Loan and Security Agreement among Superior Drilling Products, Inc., Superior Drilling Solutions, LLC, Hard Rock, LLC and Extreme Technologies, LLC as co-Borrowers and Federal National Commercial Credit as Lender date March 8, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 10, 2016).
10.30	Form of Fully Vested Non-Statutory Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on March 10, 2016).
10.31	Distribution Agreement between Hard Rock Solutions, LLC and Drilling Tools International, Inc. dated May 12, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 13, 2016).
10.32	Promissory Note from Superior Drilling Products Inc. in favor of the Donald A. Foss Revocable Living Trust dated August 5, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 11, 2016).
10.33	Warrant issued by Superior Drilling Products, Inc. in favor of the Donald A. Foss Revocable Living Trust dated August 5, 2016 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 11, 2016).

10.34	Promissory Note from Hard Rock Solutions, LLC and Superior Drilling Solutions, LLC in favor of WMAFC, Inc. dated August 10, 2016 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 11, 2016).
10.35	Amended and Restated Distribution Agreement between Hard Rock Solutions, LLC and Drilling Tools International, Inc. dated August 30, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 31, 2016).
10.36	Special Warranty Deed between MPS and SABP dated February 9, 2017 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the SEC on February 14, 2017).
10.37	Termination of Real Property Lease between MPS and SABP dated February 9, 2017 (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the SEC on February 14, 2017).
10.38	Second Amended and Restated Loan Agreement between the Company and Tronco Energy Corporation dated August 8, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on August 14, 2017).
10.39	Second Amended and Restated Promissory Note between the Company and Tronco Energy Corporation dated August 8, 2017 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on August 14, 2017).
10.40	Letter Agreement between Superior Drilling Solutions, LLC and Baker Hughes Oilfield Operations LLC dated October 27, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 1, 2017).
10.41	Commercial Lease between Alan Pitts & Mikaela Allmand and Hard Rock Solutions, LLC dated August 27,2018 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 10-Q filed on August 30, 2018).
10.42++	Vendor Agreement dated effective April 1, 2018 between Superior Drilling Solutions, LLC and Baker Hughes Oilfield Operations LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2018).
10.43	Form of Stock Option Agreement under 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2018).
10.44	Form of Restricted Stock Unit Agreement under 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2018).
10.45	Fourth Amended and Restated Promissory Note from Hard Rock Solutions, LLC and Superior Drilling Solutions, LLC in favor of WMAFC, Inc. dated November 21, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2018).
10.46	Sale-leaseback agreement dated November 12, 2020 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 9, 2020).
10.47	Share Purchase Agreement dated October 14, 2021, between Superior Drilling Products, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 19, 2021).
10.48	Exclusive Channel Partner and Distribution Agreement with Bin Zayed Petroleum for Investment Ltd. dated effective June 26, 2022 between Hard Rock Solutions, LLC and Superior Drilling Products, Inc. (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 29, 2022).

10.49	Second Amendment to Third Amended and Restated Loan Agreement between the Company and Tronco Energy Corporation dated January 31, 2023 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 2, 2023).
10.50	Second Amendment to Third Amended and Restated Promissory Note between the Company and Tronco Energy Corporation dated January 31, 2023 (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 2, 2023).
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Moss Adams LLP
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for G. Troy Meier.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Christopher D. Cashion.
32**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for G. Troy Meier and Christopher D. Cashion.
101*	Interactive data files pursuant to Rule 405 of Regulation S-T
101.INS	Inline XBRL Instance
101.SCH	Inline XBRL Schema
101.CAL	Inline XBRL Calculation
101.DEF	Inline XBRL Definition
101.LAB	Inline XBRL Label
101.PRE	Inline XBRL Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

†	Indicates a management contract or compensatory plan, contract or arrangement.
++	Portions of this exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission and this exhibit has been filed separately with the Securities and Exchange Commission in connection with such request.

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERIOR DRILLING PRODUCTS, INC.

March 15, 2023	By:	*/s/ G. TROY MEIER*
		G. Troy Meier, Chief Executive Officer (Principal Executive Officer)
March 15, 2023	By:	*/s/ CHRISTOPHER CASHION*
		Christopher Cashion, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
March 15, 2023	By:	*/s/ ANNETTE MEIER*
		Annette Meier, President, Chief Operating Officer and Director
March 15, 2023	By:	*/s/ JAMES LINES*
		James Lines, Director
March 15, 2023	By:	*/s/ ROBERT IVERSEN*
		Robert Iversen, Director
March 15, 2023	By:	*/s/ MICHAEL RONCA*
		Michael Ronca, Director

Exhibit 4.1

Description of Company Securities

The total number of shares of all classes of stock that we have authority to issue is 120,000,000, consisting of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

Voting rights. Holders of common stock are entitled to one vote per share on any matter to be voted upon by shareholders. All shares rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend rights. For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by our board of directors out of funds legally available for dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation rights. Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

Our articles of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.001 per share, covering up to an aggregate of 20,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

Anti-Takeover Provisions in Our Articles of Incorporation and Bylaws

Our articles of Incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Removal of directors and filling board vacancies. Our bylaws provide that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may be filled by the affirmative vote of a majority of the shareholders, or by a majority of our directors then in office even if less than a quorum.

Meetings of shareholders. Our bylaws (a) provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of shareholders, and (b) limit the business that may be conducted at an annual meeting of shareholders to those matters properly brought before the meeting.

Advance notice requirements. Our bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Amendment to Bylaws and Articles of Incorporation. Except as otherwise required by Utah law, any amendment of our articles of incorporation must first be approved by a majority of our board of directors and thereafter be approved by a majority vote of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to shareholder action, directors, indemnification and the amendment of our bylaws and articles of incorporation must be approved by no less than 66 2/3% of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to certain limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least a majority of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Blank check preferred stock. The existence of our authorized but unissued shares of preferred stock may enable our board of directors to make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our shareholders, our board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or other classes of preferred stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control.

Utah Control Shares Acquisition Act

We are organized under Utah law. Some provisions of Utah law may delay or prevent a transaction that would cause a change in our control. Under our articles of incorporation, we have opted that Section 61-6-1, et seq. of the Utah Code Annotated, as amended, an anti-takeover law commonly referred to as the Control Shares Acquisition Act, will not apply to us.

Other Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation provides that, subject to the rights of any issued preferred stock, our board of directors will be a staggered board of directors consisting of different terms designated as Class I, Class II and Class III, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors.

Since there is no cumulative voting in the election of directors, this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest. Pursuant to our articles of incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation, which could impact the ability to remove directors as currently contemplated.

Ability of Our Shareholders to Act

Our bylaws provide that any shareholder or shareholders holding at least 10% of the total voting power may call special shareholders meetings. Written notice of any special meeting so called shall be given to each shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Our bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our shareholders, or at any special meeting of our shareholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our shareholders.

In addition to any other applicable requirements, for a nomination to be properly brought by a shareholder, such shareholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of our shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Our bylaws provide that no business may be transacted at any annual meeting of our shareholders, other than business that is either (a) specified in the notice of meeting given by or at the direction of our board of directors, (b) otherwise properly brought before the annual meeting by or at the direction of our board of directors or (c) otherwise properly brought by any of our shareholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Limitations of Director Liability and Indemnification of Directors, Officers, and Employees

Our articles of incorporation provide that to the fullest extent permitted by the bylaws or the Utah Revised Business Corporation Act, or the Act, or any other applicable law, as either may be amended, a director shall have no liability to the us or our shareholders for monetary damages for conduct, any action taken, or any failure to take any action as a director. As permitted by the Act, directors will not be personally liable to us or our shareholders for monetary damages as a director except liability for (a) the amount of a financial benefit received by a director to which he's not entitled; (b) an intentional infliction of harm on the corporation or its shareholders; (c) an unlawful distribution in violation of Section 16-10a-842 of the Act; or (d) an intentional violation of criminal law.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws provide that:

● we will indemnify our directors to the fullest extent permitted by the Act, including advancing expenses in connection with legal proceedings, subject to limited exceptions;

● the corporation may, to the extent permitted by the Act, by action of its board of directors, agree to indemnify officers, employees and other agents of the corporation and may advance expenses to such persons.

We have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnity in connection with any proceeding in which a right to indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control our company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty, or may have the practical effect in some cases of eliminating our shareholders' ability to collect monetary damages from our directors and executive officers. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Listing

Our common stock is listed for quotation on the NYSE American under the symbol "SDPI."

Transfer Agent and Registrar

VStock Transfer is transfer agent and registrar for our common stock.

Exhibit 21.1

Subsidiaries of the Company

- Superior Drilling Solutions, LLC

- Hard Rock Solutions, LLC

- Extreme Technologies, LLC

- Meier Properties Series, LLC

- Meier Leasing, LLC

- Superior Design and Fabrication, LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-210390 and 333-239608) of Superior Drilling Products, Inc., of our report dated March 15, 2023, relating to the consolidated financial statements of Superior Drilling Products, Inc. (the "Company"), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2022, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Moss Adams LLP
Dallas, Texas
March 15, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT

I, G. Troy Meier, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Superior Drilling Products, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or other persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2023

_____
/s/ G. Troy Meier
G. Troy Meier
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT

I, Christopher Cashion, certify that:

1. I have reviewed this Annual Report on Form 10-K of Superior Drilling Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or other persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2023

/s/ Christopher Cashion
_____
Christopher Cashion
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Superior Drilling Products, Inc. (the "Company") for the period ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, G. Troy Meier, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2023


/s/ G. Troy Meier
_____
G. Troy Meier
President and Chief Executive Officer


A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Superior Drilling Products, Inc. (the "Company") for the period ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Christopher Cashion, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2023


/s/ Christopher Cashion
_____
Christopher Cashion
Chief Financial Officer


A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Shareholder Information

Corporate Headquarters

Superior Drilling Products, Inc.
1583 South 1700 East
PO Box 1656
Vernal, Utah 84078

435.789.0594
www.sdpi.com

Stock Exchange Listing

The Company's stock is traded on the NYSE American exchange under the symbol SDPI.

2023 Annual Meeting

Superior Drilling Products' Annual Meeting of Shareholders will be held at 9:00 a.m. Mountain Time on August 11, 2023 at:

Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, Utah 84078

Investor Relations

Investors, stockbrokers, security analysts and others seeking information about Superior DrillingProducts, contact:

Deborah K. Pawlowski
Craig P. Mychajluk
Kei Advisors LLC
716.843.3908 / 716.843.3832
dpawlowski@keiadvisors.com
cmychajluk@keiadvisors.com

Transfer Agent

For services, such as reporting a change of address, replacement of lost stock certificates, changes in registered ownership, or for inquiriesabout your account, contact:

VStock Transfer, LLC
18 Lafayette Place
Woodmere, New York 11598
Tel: 212.828.8436
Fax: 646.536.3179
info@vstocktransfer.com
www.vstocktransfer.com

Independent Auditors

Moss Adams
Dallas, Texas

Management Team

Troy Meier
Chairman and Chief Executive Officer

Annette Meier
President and Chief Operating Officer

Chris Cashion
Chief Financial Officer

David Gale
Vice President of Operations

Tony Benjamin
Director of Human Resources

Barbara Rowell
Corporate Controller

Board of Directors

Troy Meier
Chairman of the Board and
Chief Executive Officer
Superior Drilling Products, Inc.

Annette Meier
President and Chief Operating Officer
Superior Drilling Products, Inc

Jim Lines [1*, 2, 3]
Retired, President and Chief Executive Officer
Graham Corporation

Michael Ronca [1, 2, 3*]
President and Chief Executive Officer
EagleRidge Energy

Robert Iversen [1, 2*, 3]
Partner and President
CTI Energy Services

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Nominating & Corporate Governance Committee*
* *Committee Chairman*



1583 South 1700 East ✦ PO Box 1656 ✦ Vernal, Utah 84078
435.789.0594 ✦ www.sdpi.com